FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number 1-15224

Energy Company of Minas Gerais
(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 362nd meeting of the Board of Directors, October 31, 2005

2.	Summary of Minutes of the 370th meeting of the Board of Directors, January 4, 2006

3.	Summary of Minutes of the 383rd meeting of the Board of Directors, May 3-4, 2006

4.	Summary Information on the Public Distribution of Commercial Paper Securities of the First Issue by CEMIG Distribuiçâo S.A. in the amount of R$300,000,000.00

5.	Summary Information on the Public Distribution of Commercial Paper Securities of the First Issue by CEMIG Distribuiçâo S.A. in the amount of R$900,000,000.00

6.	Announcement of Commencement of Public Distribution of the First Issue of Commercial Paper Securities by CEMIG Distribuiçâo S.A. in the amount of R$300,000,000.00

7.	Announcement of Commencement of Public Distribution of the First Issue of Commercial Paper Securities by CEMIG Distribuiçâo S.A. in the amount of R$900,000,000.00

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COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed Company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary Minutes of the 362nd meeting of the Board of Directors.

Date, time and place: Begun on October 27, 2005 at 10:00 a.m., and resumed on October 31, 2005 at 12:00 noon, in the Company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee: Chairman, Djalma Bastos de Morais; Secretary, Anamaria Pugedo Frade Barros.

Summary of events:

I - The Board approved:

a)                 payment to stockholders of Interest on Equity, on account of the minimum obligatory dividend, in the amount of R$ 195 million, to stockholders whose names are in the Nominal Share Registry on November 8, 2005, to be paid in two equal installments, the first by June 30, 2006 and the second by December 30, 2006, and that the Executive Board, obeying these periods, shall determine the locations and processes of payment, according to Clause 31 of the Bylaws;

b)                payment to the State of Minas Gerais of the amount of R$ 26,217,102.58, for the License Charge for Use or Occupation of Highway Areas (the “TFDR”), so as to avoid an infringement notice by the State’s tax inspectors and the consequent addition of a penalty payment and legal interest, on the following conditions: negotiation, with Aneel, of pass-through to tariffs of the costs relating to the amounts of the TFDR; and that, in the absence of a favorable statement by Aneel on the request for pass-through of the said cost to the tariff within a period of up to six months from payment of the Charge, the Board authorizes filing of an action for recovery of undue payment, with application for offsetting of credits, and that in the event of success, a proposal for contracting of an external law office to accompany any case must be submitted to the Board of Directors for approval; and the same procedures here proposed to be adopted in the event of any subsequent charging of the TFDR;

c)                 the proposal of Board Member Alexandre Heringer Lisboa, that the members of the Board of Directors should authorize the Chairman to call the Extraordinary General Meeting of Stockholders at such date and time that the Executive Board may decide; and that in the absence of the minimum obligatory quorum the Chairman should also be authorized to proceed to second convocation of the stockholders in the legal period, for authorization of opening of administrative tender proceedings, and also the contracting, directly with the insurance company, of civil liability insurance for members of the Board of Directors, Directors and Managers (D&O), for secondary coverage of unintentional acts by the Executives, as per item III, below; and, also,

d)                the Minutes of this meeting.

Av.Barbacena,   1200   -   Santo Agostinho   - CEP   30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3299-3934 - Tel.: (0XX31)3299-4524

II - The Board authorized:

a)                 re-ratification of CRCA-062/2004, for contracting of services for the use of a corporate credit card, with a view to extension of the use of these services to the employees of Cemig D, Cemig GT, Gasmig, Infovias and Efficientia S.A., wholly owned subsidiaries controlled by Cemig, and also alteration of the estimated amounts, for the period of 12 months and for the period of 60 months, which shall be shared out between Cemig (2.55%), Cemig D (73%), Cemig GT (21%), Gasmig (3.04%), Infovias (0.28%) and Efficientia S.A. (0.13%), in the Competition mode, the other terms of that CRCA remaining unaltered;

b)                opening of administrative tender proceedings, and contracting of services, for supply of temporary labor to meet needs for transitory substitution of employees or extraordinary increase in the workload of Cemig, Cemig GT or Cemig D, for a period of 12 months, able to be extended, on signing of amendments, for up to 48 months, with a maximum limit of 60 months, the total price of which shall be shared between Cemig (5%), Cemig GT (47.5%) and Cemig D (47.5%), in the Competition mode, and that in the event of renewal the contract should be submitted again to decision of the Board; and

c)               presentation to Banco de Investimentos Credit Suisse First Boston S.A. of a binding bid for the purchase by Cemig, in isolation or jointly with pension funds, of 100% of the stockholdings which Schahin Engenharia Ltda. holds in the electricity transmission concession holders of Package B.1, made up of 50% of the voting capital of Empresa Amazonense de Transmissão de Energia S.A., Empresa Paraense de Transmissão de Energia S.A., Empresa Norte de Transmissão de Energia S.A., and Empresa Regional de Transmissão de Energia S.A., and 40% of the voting capital of Empresa Catarinense de Transmissão de Energia S.A., and Cemig, if declared winner in the process of sale, is authorized to constitute a Special-Purpose Company in the form of a company limited by shares, to sign the contract for purchase and sale of shares with the vendors, and which shall assume the obligation of Schahin to repurchase the preferred shares held by Eletrobrás in EATE and ETEP, and shall also assume the obligations and conditions existing in the present stockholders’ agreements with the other partners of Schahin in the companies; and also that it should sign the agreement between Cemig and Banco Modal S.A., the purpose of which is to establish criteria for a possible partnership of Cemig and the pension funds indicated by Banco Modal S.A. in relation to the part applicable to Cemig in the registered capital of the Special-Purpose Company which will be created if Cemig is declared winner in the process of sale of the stockholdings of the Schahin Group in the above-mentioned companies.

III - The Board submitted to the General Meeting of Stockholders a proposal relating to authorization for opening of administrative tender proceedings, and also for contracting, directly with the insurance company, of civil liability insurance for members of the Board of Directors, Directors and Managers (D&O), for secondary cover for non-intentional acts of executives, according to conditions established by IRB Brasil Re, with a limit of cover of US$10 million, the cost of which will be distributed between the companies Cemig, Cemig D and Cemig GT, for the period of 12 months, extendable for up to 48 months, with a maximum limit of 60 months.

IV - The Chairman called the members of this Board of Directors to a meeting to be held on November 10 of the present year.

V - The Chairman stated that the Board of Directors of Infovias will be deciding on a proposal of the Executive Board of that company on the disposal, through an auction on a securities exchange, of the totality of the stockholding participation in Way TV Belo Horizonte S.A., subject to the applicable legislation.

VI - The Chairman; the Board members Andréa Paula Fernandes Pansa, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Alexandre Heringer Lisboa and Maria Estela Kubitschek Lopes; the Directors Flávio Decat de Moura and Heleni de Mello Fonseca; the Assistant João Batista Zolini Carneiro; the Executive Co-ordinator of the Union Negotiating Committee Augusto Diniz Gomes; and a representative of Banco Modal S.A. made comments on general subjects and matters of interest to the Company.

The following were present: Board Members Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Adriano Silva, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto and Fernando Lage de Melo; Audit Board Member Itamaury Teles de Oliveira; Directors Flávio Decat de Moura and Heleni de Mello Fonseca; João Batista Zolini Carneiro, Assistant; Sérgio Augusto Diniz Gomes, Executive Co-ordinator of the Union Negotiation Committee; a representative of Banco Modal S.A.; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed Company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary Minutes of the 370th meeting of the Board of Directors.

Date, time and place: Begun on January 4, 2006 at 2:30 p.m., and resumed on January 5, 2006 at 2:30 p.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee: Chairman, Wilson Nélio Brumer; Secretary, Anamaria Pugedo Frade Barros.

Summary of events:

I – The Board approved the Minutes of this meeting.

II – The Board authorized the Company to present a new binding proposal for the purchase of up to 100% of the stockholdings held by Schahin Engenharia Ltda. in the following electricity transmission concession holders: Empresa Amazonense de Transmissão de Energia S.A. - EATE, Empresa Paraense de Transmissão de Energia S.A. - ETEP, Empresa Catarinense de Transmissão de Energia S.A. - ECTE, Empresa Norte de Transmissão de Energia S.A. - ENTE and Empresa Regional de Transmissão de Energia S.A. - ERTE., maintaining the other conditions already approved previously by this Board of Directors.

III – The Vice-Chairman; the Directors Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Andréa Leandro Silva; the Director Flávio Decat de Moura; and a representative of Banco Modal S.A. made comments on general subjects and matters of interest to the company.

The following were present: Board Members Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Andréa Leandro Silva and Luiz Henrique de Castro Carvalho; Flávio Decat de Moura, Director; a representative of Banco Modal S.A.; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed Company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary Minutes of the 383rd meeting of the Board of Directors.

Date, time and place: Begun on May 3, 2006 at 10:30 a.m. and resumed on May 4, 2006, at 6:00 p.m., at the Company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee: Chairman, Wilson Nélio Brumer; Secretary, Anamaria Pugedo Frade Barros.

Summary of events:

I – The Board approved:

a)                 a proposal by Board Member Francelino Pereira dos Santos for the election for a period of three years, that is to say up to the Annual General Meeting to be held in 2009, of the following: as Chairman of the Board of Directors the Board Member Wilson Nélio Brumer - Brazilian, married, company manager, resident and domiciled in Nova Lima, Minas Gerais, at Alameda da Serra 1268/200, Bairro Vale do Sereno, CEP 34000-000, holder of identity card (RG) M-494249/SSPMG and CPF 049142366-72; and as Vice-Chairman of the Board of Directors the Board Member Djalma Bastos de Morais - Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Av. Bandeirantes 665/401, Bairro Sion, CEP 30315-000, holder of RG 019112140-9 issued by the Army Ministry and CPF 006633526-49;

b)                a proposal by Board Member Francelino Pereira dos Santos that the following should be elected as members of the Executive Board, with periods of office of three years, that is to say up to the first meeting of the Board of Directors following the Annual General Meeting of 2009: as CEO and Vice-Chairman, Djalma Bastos de Morais, described above; as Chief Planning, Projects and Construction Officer, Celso Ferreira - Brazilian, married, engineer, resident and domiciled in Belo Horizonte, MG at Rua Sergipe 1274/402, Bairro Funcionários, CEP 30130-171, RG 02111011-9/IFPRJ, CPF 011553507-15; as Chief Generation and Transmission Officer, Elmar de Oliveira Santana - Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Fábio Couri 310/701, Bairro Luxemburgo, CEP 30380-160, RG M-2159288/SSPMG, CPF 089501306-10; as Chief Financial and Investor Relations Officer, Flávio Decat de Moura - Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Barão de Lucena 98, Bairro Serra, CEP 30240-250, RG MG14977954/SSPMG, CPF 060681116-87; as Chief Corporate Management Officer, Heleni de Mello Fonseca - Brazilian, divorced, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua São Paulo 2386/101, Bairro Lourdes, CEP 30170-132, RG 18044-D/CREAMG, CPF 275196196-72; and as Chief Distribution and Sales Officer, José Maria de Macedo – Brazilian,

married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Joaquim Lustosa 53/801, Bairro Anchieta, CEP 30310-410, RG M45413/SSPMG, CPF 002033351-04; and

c)                 the Minutes of this meeting.

II – The Board authorized the Company:

1 -     to sign with Companhia Técnica de Energia Elétrica - Alusa, Schahin Holding S.A., Schahin Engenharia Ltda., Schahin Energia S.A., MDU Brasil Ltda. and Brascan Brasil Ltda., five Undertakings under which Alusa will expressly and irrevocably waive its rights of preference for acquisition of shares and joint sale in relation to any disposal of shares by the vendor and/or Schahin Energia S.A. and/or Schahin Engenharia Ltda. to Cemig and/or by the other purchasers;

2 -       to sign with Schahin Holding S.A. (Vendor), Schahin Engenharia Ltda. and Schahin Energia S.A. (Guarantors), MDU Brasil Ltda. and Brascan Brasil Ltda. five share purchase contracts for acquisition of up to 100% of the stockholdings which Schahin Holding S.A. holds in the electricity transmission concession holders Empresa Amazonense de Transmissão de Energia S.A. - EATE; Empresa Paraense de Transmissão de Energia S.A. - ETEP; Empresa Catarinense de Transmissão de Energia S.A. - ECTE; Empresa Norte de Transmissão de Energia S.A. - ENTE and Empresa Regional de Transmissão de Energia S.A. - ERTE;

3 -       to provide a guarantee of fulfillment of all and any obligations of a strictly pecuniary nature relating to the payment of the purchase price by MDU Brasil Ltda. or, as the case may be, by Brascan Brasil Ltda., in the event that the said Brascan Brasil Ltda. exercises the right of option to purchase, since, under the share purchase contracts Schahin will grant to Brascan Brasil Ltda. the irrevocable right of option to purchase a percentage of the shares issued by the Transmission Companies. If MDU and Brascan do not fulfill the pecuniary obligations stipulated in the purchase and sale contracts, Cemig will acquire and will pay for the totality of the shares. If MDU and Brascan make the payment of the purchase price at the closing, the shares being transferred to them, and subsequently do not make the payment of any price that may be due, Cemig shall be responsible for the payment of the adjustment, and MDU and/or Brascan shall irrevocably be obliged to transfer a percentage of the shares transferred to them by the vendor at the closing in a percentage equivalent to the amount of the payment made by Cemig. In guarantee of faithful and full compliance with all the obligations assumed by MDU and Brascan, these latter shall give to Cemig a charge on all the shares which they acquire from Schahin at the closing, by registry, on the closing date, in the Nominal Share Registry of the transmission companies, and this charge shall cease to have effect when the purchase price has been fully and completely paid by MDU and Brascan or in the event of default of MDU and/or Brascan, at the time of transfer of the shares to Cemig;

4 -       to authorize the assignment by Schahin of the credit rights referred to in the contracts for purchase and sale of shares to third parties;

5 -       to sign with Alusa and MDU Brasil Ltda. a document under which the parties undertake that at the latest by the business day immediately preceding the date of closing of the transaction, they will sign stockholders’ agreements to establish the rights and obligations of each party in relation to each one of the transmission companies, which may be adjusted as a result of the exercise by Brascan Brasil Ltda. of the option to purchase shares; and Alusa undertakes that on the closing dates specified in the contracts for purchase and sale of the shares of the transmission companies, it undertakes to acquire the export credits held by the company listed in Appendix VI of PRCA 026/2006, and to settle the amount of any credit held by the company in relation to Alusa; and

6 -       jointly with Alusa, in the proportion of 95% and 5%, respectively, to grant to Brascan an option to sell the shares which Brascan may come to hold in the transmission companies. In consideration, Brascan shall grant to Cemig and to Alusa, in the proportion previously specified, respectively, a purchase option in relation to the shares which Brascan may hold in the transmission companies.

III – The Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa, reiterating the protest made at the beginning of this meeting, voted against the proposal of Board Member Francelino Pereira dos Santos in relation to the election of the members of the Executive Board mentioned in item I, sub-clause “b”, above.

IV – The Chairman and the Vice-Chairman of the Board declared that they are not subject to any prohibition on the exercise of commercial activity, that they do not occupy any position in a company which can be considered a competitor of Cemig, not having nor representing interest conflicting with Cemig, and assumed a solemn undertaking to obey the principles of the Code of Ethics of the State of Minas Gerais.

V – The Directors appointed declared - in advance - that they are not subject to any prohibition on the exercise of commercial activity, that they do not occupy any position in a company which could be considered a competitor of Cemig, not having nor representing any interest conflicting with Cemig, and assumed a solemn undertaking to obey the principles of the Code of Ethics of the State of Minas Gerais.

VI – The Vice-Chairman; the Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa; and the Director Flávio Decat de Moura made comments on general subjects and matters of interest to the Company.

The following were present: Board Members Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Wilton de Medeiros Daher, Lauro Sérgio Vasconcelos David, Luiz Henrique de Castro Carvalho and Fernando Lage de Melo; Flávio Decat de Moura, Director; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

Summary Information on the
Public Distribution of Commercial Paper Securities
of the First Issue
by

CEMIG DISTRIBUIÇÂO S.A.

CNPJ n.º 06.981.180/0001-16

Av. Barbacena, 1200, 17th. floor, A1 Wing, Bairro Santo Agostinho
Belo Horizonte , Minas Gerais, Brazil

ISIN: BRCMGDNPM001

Lead Manager:

In the amount of

R$ 300,000,000.00

1. INFORMATION ABOUT THE OFFERING

1.1. Corporate decisions

The First Issue of Commercial Promissory Notes (“the Offering”, “the Issue”, and “the Securities”) was approved by the Board of Directors of Cemig Distribuição S.A. (“Cemig Distribuição”, the “Issuer” or “the Company”) at a meeting held on June 29, 2006.

1.2. Total amount of the Issue

The total amount of the issue is R$ 300,000,000.00 (three hundred million Reais).

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1.3. Series

The Securities will be issued in a single series.

1.4. Quantity of Securities

The issue is made up of 90 (ninety) Commercial Paper Securities (Promissory Notes).

1.5. Nominal unit value

The par value (“the Nominal Unit Value”) of the Securities is R$ 10,000,000.00 (ten million Reais).

1.6. Form

The Security shall be nominal, and issued in physical form, and shall be held on deposit with an institution qualified to provide the services of custody. The Securities shall be nominal and shall be transferred by nominal endorsement, resulting in simple transfer of ownership.

1.7. Date of Issue

For all intents and purposes, the Date of Issue of the securities shall be the date of their actual subscription and paying-up (“the Issue Date”).

1.8. Subscription Price

The securities shall be subscribed for Nominal Unit Value, in Brazilian currency, at sight, simultaneously with subscription (“the Subscription Price”).

1.9. Procedure for subscription and paying-up

The Securities must be subscribed and paid-up within 8 (eight) business days from the date of publication of the Announcement of Commencement of Distribution of Commercial Paper Securities (“the Commencement Announcement”), subject to the provisions of item 1.14 below. The placement of the Securities shall be carried out in accordance with the procedures of the Brazilian Promissory Notes System (“NOTA”), operated by the CETIP.

1.10. Remuneration

Remuneration interest shall be due, at the rate of 103% (one hundred and three per cent) of the average daily rate for interbank deposits known as the “DI over extra-grupo Rate”, on the Nominal Unit Value, expressed in the form of an annual rate in per cent, on the 252 (two-hundred-and-fifty-two)-business-day, calculated and published daily by the CETIP (Custody and Settlement Chamber) in its daily bulletin available on its Internet page (http://www.cetip.com.br) (“The DI Rate” and “the Remuneration”). The Remuneration shall be calculated exponentially and cumulatively pro rata tempore per business day,

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applicable to the Nominal Unit Value from the date of the actual subscription and paying-up (“Issue Date”) of the Securities up to the Maturity Date, in accordance with the following formula:

J = VNe x (InterestFactor - 1),

Where:

J =                       unit value of the remuneration interest, calculated to 6 (six) decimal places, without rounding, payable at the end of the Capitalization Period.

VNe =       the Nominal Value of the issue, published/calculated to 6 (six) decimal places, without rounding.

InterestFactor = product of the DI Rates, summed exponentially with a percentage factor, from the start date of the Capitalization Period, inclusive, up to the date of termination of Capitalization Period exclusive, calculated to 8 (eight) decimal places, without rounding, as found by the following formula:

Where:

n =                       the total number of days of the DI Rate used in the updating of the asset, where “n” is a whole number.

P =                       103% (percentage applied to the DI Rate).

TDIk =   the DI Rate, expressed by day, calculated to 8 (eight) decimal places, with rounding, as follows:

Where:

DIk =           The DI Rate published by CETIP, valid for 1 (one) business day (“overnight”), used to 2 (two) decimal places.

“Capitalization Period”: This is the time interval starting on the Issue Date, inclusive, and ending on the date of payment of the Nominal Unit Value of the Security, exclusive, plus the Remuneration.

If at any time during the period of validity of the Securities the DI Rate is not published, the last previous available DI Rate shall be applied, and in this event no offsetting between the Issuer and the holders of the Securities shall be payable when the DI Rate that would be applicable is subsequently published.

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If the DI Rate ceases to be published for a period of more than 10 (ten) days, or if it is abolished or if there is a legal impossibility of application of the DI Rate to the Securities, the legal parameter which is established, if any, shall be used in substitution of it. If there is not a substitute legal parameter for the DI Rate, then the weighted average rate of remuneration of Brazilian short-term federal public securities with maturity of 90 (ninety) days traded in the prior 30 (thirty) days, at the time of the occurrence, shall be used.

1.11. Form of pricing

The Security shall be offered to investors with the Remuneration mentioned in 1.10. above, without any price formation mechanisms.

1.12. Charges for arrears

If there is a failure of punctuality in the payment of any amount payable to the holders of the Securities, the overdue units shall be subject to: (a) arrears interest calculated from the day of default to the date of actual payment, at the rate of 1% (one per cent) per month, on the amount owed, independently of the price, or notification or action in or outside the Courts; and (b) a conventional arrears penalty payment, irreducible and of a compensatory nature, of 2% (two per cent) on the amount due and unpaid.

1.13. Period of Maturity

The maturity period of the Promissory Notes shall be 90 (ninety) calendar days from the date of subscription (“the Maturity Date”).

1.14. Placement regime and distribution procedure

The Lead Manager shall carry out the distribution of the Securities on the Firm Guarantee of Subscription basis.

The Securities shall be the object of a public distribution, intermediated by financial institutions that are part of the Securities Distribution System. The sharing criterion shall be proportional to the volume of orders placed by investors. There shall be no prior reserves nor setting of maximum or minimum lots. No contract for stabilization of the price of the Securities shall be signed. No fund to sustain liquidity for the Securities shall be constituted. No type of discount shall be granted by the Lead Manager to investors interested in requiring the Securities.

The placement of Securities shall begin, in accordance with Article 3 of CVM Instruction 429 of March 22, 2006, only 5 (five) business days after: (i) filing of the application with the CVM; (ii) publication of the Commencement Announcement of the Offering; and (iii) availability of this document (“Automatic Registry”). The placement of the Security shall be carried out in accordance with the procedures of the Promissory Note System (“NOTA”), operated by the CETIP.

If the CVM does not grant Automatic Registry, the terms and conditions of this present Issue shall remain in force, but the period of 5 (five) days referred to in item 4.2 shall be replaced by the periods referred to

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by CVM Instruction 134, and the term “Automatic Registry” shall be replaced by “Registry”, which shall have the following meaning: “concession of registry of the issue by the CVM”.

Subject to compliance with the applicable regulations, the Lead Manager shall carry out the public distribution of the Promissory Notes, in such a way as to ensure: (i) that the treatment given to investors is fair and equitable; and (ii) the investment is adapted to the risk profile of its clients.

In accordance with the option provided for in Article 1 of CVM Instruction 155 of August 7, 1991, for the purposes of this Issue no prospectus nor any advertising material intended for public disclosure shall be used, other than the Commencement Announcement, the Closing Announcement of Distribution and the summaries of this information on the Issue as specified in Appendix One of CVM Instruction 155.

1.15. Target public

The Offering shall be destined solely and exclusively to qualified investors, as defined by Article 109, sub-item (i) of CVM Instruction 409 of 18 August 18, 2004 (“Qualified Investors”).

Any other investors who are not Qualified Investors should be fully aware that the present offering is not appropriate, since it is destined exclusively for Qualified Investors who have sufficient specialization and knowledge to take an independent investment decision on the proper grounds.

1.16. Guarantee

The Securities are guaranteed by a guarantee given by Companhia Energética de Minas Gerais - Cemig (“Cemig”, or “the Guarantor”).

The Lead Manager warrants that the guarantee by CEMIG was duly constituted by signature of its legal representatives on the reverse side of the physical issued form of each of the Securities, guaranteeing the totality of the debt represented by them, and the guarantee in question was duly approved by a meeting of the Board of Directors of CEMIG held on June 29, 2006, and is, thus, fully enforceable against CEMIG.

1.17. Early redemption

The Company may effect early redemption of the Securities, at its exclusive option, provided that the holders thereof are in agreement, in accordance with the applicable legislation. In the event of partial early redemption, this shall take place by lottery, in accordance with Paragraph one of Article 55 of Law 6404 of December 17, 1976.

1.18. Early redemption events

The holders of the Securities may declare automatic early maturity of all the obligations arising from the Securities that they hold and demand immediate payment by the issuer of the Nominal Unit Value of the Securities plus the Remuneration and charges calculated pro rata tempore, from the Issue Date, by letter

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formally delivered or with advice of receipt addressed to the head office of the Issuer, in any of the following events:

(i)                             decree of bankruptcy of the Issuer and/or the Guarantor; or dissolution and/or liquidation of the Issuer and/or Guarantor; or application for judicial or out-of-Court recovery or bankruptcy formulated by the Issuer and/or Guarantor; or further, any analogous event which may characterize a state of insolvency, including agreement with creditors, in accordance with the applicable legislation;

(ii)                        legitimate and reiterated protest of securities against the Issuer with individual or aggregate value unpaid exceeding R$ 50,000,000.00 (fifty million Reais), unless the protest shall have been filed in error of due to bad faith of third parties, and provided this is validly proven by the Issuer, or if it is canceled or, further, validly contested in the Courts, in any event, within a maximum period of 30 (thirty days) calendar days from the date of maturity of the obligations;

(iii)                       early maturity of any pecuniary obligation of the Issuer and/or the Guarantor, arising from default on an obligation to pay any individual or aggregate amount in excess of R$ 50,000,000.00 (fifty million Reais);

(iv)                    change, transfer or direct or indirect assignment of the stockholding control of the Issuer and/or Guarantor, other than by legal order, without the prior consent of the holders;

(v)                       absorption of the Issuer by another company, split or merger of the Issuer and/or of the Guarantor, unless by legal orders;

(vi)                    privatization of the Issuer and/or Guarantor;

(vii)                 termination, for any reason whatsoever, of any of the concession contracts held by the Issuer and/ or Guarantor; or

(viii)              unjustified default by the Issuer and/ or Guarantor, or absence of legal and/or Court measures required for the non-payment of any debt or any obligation to pay, under any agreement in which either or both are lender or guarantor, with individual or aggregate amount exceeding R$ 50,000,000.00 (fifty million Reais).

1.19. Trading location

The Securities shall be traded in the over-the-counter market, through the NOTA system.

1.20. Payment location

The payments relating to the Securities shall be carried out in accordance with the procedures of CETIP, for the Securities registered on the NOTA, or, for the holders of the Securities who are not linked to the third system, at the head office of the Issuer.

1.21. Lead manager

The Lead Manager of the offering is BB Banco de Investimento S.A., which may be contacted at the following address:

BB Banco de Investimento S.A.
Rua Senador Dantas, 105 - 36th Floor

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Rio de Janeiro - RJ

Att.: Sra. Marília de Oliveira Carmo
Telephone: (21) 3808-3556
Fax: (21) 3808-3239
Email: marilia@bb.com.br/gemec@bb.com.br

1.22. Use of proceeds

The proceeds from the public distribution of the Securities shall be used to strengthen the Company’s cash position in relation to debt becoming due since January 2006, and for payment of debt becoming due during the rest of the year.

1.23. Mandated bank

Banco do Brasil S.A. shall be the mandated bank.

1.24. Sharing procedure

The sharing criterion shall be of proportionality to the volume of orders placed by investors.

2. OVERVIEW OF THE COMPANY

2.1. Brief history

Cemig Distribuidora is an unlisted Brazilian corporation, a wholly owned subsidiary of Companhia Energética de Minas Gerais - Cemig, constituted on September 8, 2004. It began operating on January 1, 2005, consequent upon the separation of the activities of Companhia Energética de Minas Gerais - Cemig.

The concession contract of Companhia Energética de Minas Gerais - Cemig for electricity distribution, signed in 1997, required that its operations be restructured by the separation of the activities of generation, transmission and distribution into wholly owned subsidiaries (“Unbundling”).

Additionally, Provisional Measure 144, of December 11, 2003, which was subsequently converted into Federal Law 10848 of March 15, 2004, governing restructuring of the model of the Brazilian electricity sector, required the division - into separate companies - of the activities of generation and transmission from the activity of electricity distribution.

Thus, seeking the best manner of carrying out the stockholding restructuring of Companhia Energética de Minas Gerais - Cemig, the Board of Directors approved the process of unbundling and, in August 2004, Law 15290/04 was sanctioned by the Governor of the State of Minas Gerais, authorizing the stockholding restructuring.

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On September 8, 2004 two wholly-owned subsidiaries of Companhia Energética de Minas Gerais - Cemig were formed, namely Cemig Geração e Transmissão S.A., and Cemig Distribuição S.A.

The networks and distribution lines and other assets and liabilities related to the activities of electricity distribution of Companhia Energética de Minas Gerais - Cemig were transferred to Cemig Distribuição, effective January 1, 2005.

The National Electricity Agency (“Aneel”) gave its final homologation to the transfer of the electricity distribution concession by Authorizing Resolution 407 of December 20, 2004.

2.2. Objects

The objects of the company are to study, plan, draw up, operate, and commercially operate, electricity distribution and sales systems and related services for which concessions have been given or may come to be given, by any means of law.

2.3. The Company’s activities

The principal activity of the Issuer is the provision of public electricity distribution service.

The business involves the purchase and sub-transmission of high-voltage energy (138kV and 88 kV), its transformation into medium-voltage and low-voltage energy, and its distribution and sale to final consumers in the State of Minas Gerais.

The Issuer holds concessions for the distribution of electricity in an area which covers approximately 96.7% of the State of Minas Gerais. The issuer carries out activities of electricity distribution in 774 municipalities and 5,415 locations of the State of Minas Gerais, serving a population of approximately 17 million in accordance with the census of the year 2000.

3. SELECTED FINANCIAL INFORMATION

The table below gives the principal consolidated financial data of the Issuer. These should be read in conjunction with its complete financial statements. The Company’s activities began only on January 1, 2005.

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R$ ‘000

	31/12/2004	31/12/2005	31/03/2005	31/03/2006
Assets
Current assets	1	3,430,234	2,511,706	3,618,023
Long term assets	—	2,623,260	3,007,211	2,555,971
Fixed assets	—	3,202,058	2,722,570	3,278,406
Total assets	1	9,255,552	8,241,487	9,452,400
Liabilities
Current liabilities	—	3,118,086	1,859,666	3,049,245
Long term liabilities	—	3,825,962	3,434,689	3,947,215
Stockholders’ equity	1	2,311,504	2,947,132	2,455,940
Total liabilities	1	9,255,552	8,241,487	9,452,400
Income statement
Net operational revenue	—	6,396,847	1,678,739	1,546,827
Cost of services provided*	—	(5,131,350)	(1,161,376)	(1,290,108)
Gross profit	—	1,265,497	517,363	256,719
Operational profit	—	1,198,090	610,432	228,276
Non-operational profit	—	(30,716)	(4,436)	(7,639)
Net profit after income tax	—	990,129	404,530	144,436

* “Cost of services provided”: The Issuer’s operations separate only “cost of electricity” and “cost of operation”, in accordance with the Chart of Accounts of the electricity sector.

3.1. Independent Auditor

The Issuer’s financial statements for the business years ended December 31, 2004 and 2005, and the period ended March 31, 2006, were audited by Deloitte Touche Tohmatsu. The quarterly information for March 31, 2005 was the subject of a limited review by the said Independent Auditors, in accordance with the determinations of the CVM in relation to the preparation of quarterly financial statements (ITRs).

4. INFORMATION ABOUT THE GUARANTOR

Companhia Energética de Minas Gerais - Cemig, constituted on May 22, 1952, is a corporation with mixed private sector and public sector stockholdings, whose purpose is to operate, and to operate commercially, electricity generation, transmission, distribution and sales systems and related services; to carry out activities in the various fields of energy, from any source, with a view to economic and commercial operation; to provide consultancy services, within its area of operation, to companies both inside and outside Brazil; and to carry out activities directly or indirectly related to its objects.

These activities may be exercised directly by Companhia Energética de Minas Gerais - Cemig, or, as intermediary, by companies constituted by it, or in which it any time comes to hold a majority or minority stake, upon decision by the Board of Directors, in accordance with State Laws 828 of 4 December 1951, 8655 of 18 September 18 1984, 15290 of 4 August 2004, and 16078 of 26 April 2006.

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4.1. Registered capital

On May 31, 2006, the registered capital of Companhia Energética de Minas Gerais - Cemig was R$ 1,621,538,000, in 70,874,167,923 common shares and 91,279,651,102 preferred shares, all being book-entry shares with Nominal Unit Value of R$ 0.01.

This table shows the distribution of the registered capital of Cemig on May 31, 2006.

Stockholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	36,116,304,884	51	102	—	36,116,304,986	22
Other entities of the State	9,351,410	—	1,906,289,993	2	1,915,641,403	1
Southern Electric Brasil
Participações Ltda.	23,362,956,173	33	—	—	23,362,956,173	14
Others -
In Brazil	7,246,506,670	10	27,378,656,643	29	34,625,163,313	21
Outside Brazil	4,139,048,786	6	61,994,704,364	69	66,133,753,150	42
Total	70,874,167,923	100	91,279,651,102	100	162,153,819,025	100

4.2. Brief description of the principal stockholders

The principal stockholders of Companhia Energética de Minas Gerais - Cemig are: the State of Minas Gerais; and Southern Electric Brasil Participações Ltda., a joint venture constituted in 1994. The voting rights related to the shares held by them are the same.

4.3. Brief description of the subsidiaries

CEMIG has stockholdings in the following companies that were in operation on March 31, 2006:

Cemig Geração e Transmissão S.A. (subsidiary, 100.00% stake) - Generation and transmission of electricity, through 45 power plants, 42 being hydroelectric, one a wind power plant and two thermal plants, and their transmission lines, most of them belonging to the Brazilian national generation and transmission grid system.

Cemig Distribuição S.A. (subsidiary - 100.00% stake) - Distribution of electricity through distribution networks and lines in approximately 97.00% of the Brazilian State of Minas Gerais.

Sá Carvalho S.A. (subsidiary - 100.00% stake) - Production and sale of electricity, as a holder of a concession for public electricity service, through the Sá Carvalho hydroelectric power plant.

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Usina Térmica Ipatinga S.A. (subsidiary - stake 100.00%) - Production and sale, under the independent production regime, of thermally produced electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

Companhia de Gás de Minas Gerais - Gasmig (“Gasmig”) (jointly controlled - 55.19% stake) - Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through concession for distribution of gas in the State of Minas Gerais, granted by the government of the State of Minas Gerais.

Empresa de Infovias S.A. (“Infovias”) (subsidiary — 99.94% stake) — Provision and commercial exploration of a specialized service in the area of telecommunications, by means of an integrated system consisting of fiber optic cables, coaxial cables, electronic and associated equipment (multi-service network). Infovias has a 69.25% stake in Way TV Belo Horizonte S.A., which operates commercial cable TV and Internet services in certain cities of Minas Gerais.

Efficientia S.A. (subsidiary - 100.00% stake) - Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

Horizontes Energia S.A. (subsidiary - 100.00% stake) - Production and sale of electricity, in the independent product mode, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in the State of Minas Gerais, and Salto do Voltão and Salto do Passo Velho, in the State of Santa Catarina;

Central Termelétrica de Cogeração S.A. (subsidiary - 100.00% stake) - Production and sale of thermally generated electricity, as an independent producer, through the construction and operation of the thermal power plant known as the Barreiro Thermal Power Plant, located on the premises of Vallourec & Mannesmann Tubes, in the State of Minas Gerais. The concession was transferred to UTE Barreiro S.A. in the first quarter of 2006.

Rosal Energia S.A. (subsidiary - 100.00% stake) - Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

Central Hidrelétrica Pai Joaquim S.A. (subsidiary - 100.00% stake) - Production and sale of electricity as an independent producer. The concession was transferred to Cemig PCH S.A. in the first quarter of 2006.

Companhia Transleste de Transmissão (jointly controlled - 25.00% stake) - Operation of a 345 kV transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

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Cemig PCH S.A. (subsidiary - 100.00% stake) - Production and sale of electricity under the Independent Power Producer Regime, through the Pai Joaquim hydroelectric power plant;

Cemig Capim Branco Energia S.A. (subsidiary - stake 100.00%) - Production and sale of electricity under the Independent Power Producer Regime, through the Capim Branco hydroelectric power plant, built through a consortium with private sector partners;

UTE Barreiro S.A. (subsidiary - stake 100.00%) - Production and sale of thermo-electric energy, under the Independent Power Producer Regime, through construction and commercial operation of the thermoelectric power plant named UTE Barreiro, located in the premises of Vallourec & Mannesmann Tubes, in the State of Minas Gerais;

Cemig also has stockholdings in the companies listed below, which were in the pre-operational phase on March 31, 2006:

Cemig Trading S.A. (subsidiary - 100.00% stake) - Sale and intermediation of business transactions related to energy;

Companhia de Transmissão Centroeste de Minas (jointly controlled - 51.00% stake) - Construction, implementation, operation and maintenance of the electricity transmission facilities of the basic network of the national grid - the 345 kV Furnas-Pimenta transmission line.

Companhia Transudeste de Transmissão (jointly controlled – 24.00% stake) – Construction, implementation, operation and maintenance of the electricity transmission facilities of the national grid - the 345 kV Itutinga-Juiz de Fora transmission line.

Companhia Transirapé de Transmissão (jointly controlled – 24.50% stake) – Construction, implementation, operation and maintenance of the electricity transmission facilities of the national grid - the 230 kV Irapé-Araçuaí transmission line.

Transchile Charrúa Transmisión S.A. – (“Transchile”) (jointly controlled – 49.00% stake) – Implementation, operation and maintenance of the Charrúa-Nueva Temuco 220 kV transmission line and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile.

Rio Minas Energia Participações S.A (jointly controlled - stake 25.00%) - This company was constituted in partnership with Andrade Gutierrez Concessões S.A., J.L.A. Participações S.A. and Pactual Energia Participações S.A. initially for the purpose of evaluation of the acquisition of the stake in LIGHT S.A. The contract for purchase and sale to complete this transaction was signed on March 28, 2006.

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5. RISK FACTORS

Before taking an investment decision in relation to the Securities, potential investors should carefully consider, in the light of their own financial situations and investment objectives, all the information available in this document and, in particular, should assess the risk factors described below.

Risks related to the Offering

Volatility and absence of liquidity in the Brazilian securities markets

Investing in securities of emerging markets, such as Brazil, involve a greater risk than investing in securities of issuers from more developed countries, and such investments are regarded as being of a speculative nature. Brazilian investments, such as the Securities in this Offering, are subject to economic and political risks, involving, among other factors:

• changes in the regulatory, fiscal, economic and political environments which can affect the capacity for investors to receive payments, in whole or in part, in relation to their investment; and

• restrictions on foreign investments and repatriation of invested capital. The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than the principal markets in US and European securities, and are less regulated and supervised than those markets.

• The relatively small market capitalization, and low liquidity, of the Brazilian securities markets, can substantially limit the trading capacity of the Securities at the desired price and moment in time.

Low liquidity of the secondary market

The secondary market that exists in Brazil for trading of Promissory Notes has historically had low liquidity, and there is no guarantee that a market for trading in the Securities will exist in the future that enables their holders to sell them, if they decide in favor of the investment. Cemig Distribuição cannot guarantee that any market for the Securities will develop, nor that it will be liquid. The liquidity and the market for the Securities could also be negatively affected by a general fall in the market for Promissory Notes. Such a fall could have an adverse effect on the liquidity and markets of the Securities, independently of the outlook for the financial performance of Cemig Distribuição.

Events for early maturity of the Securities

The text of the security representing the Promissory Note provides that certain events shall cause automatic early maturity of the Company’s obligations, such as application for Judicial Recovery (reorganization through the Courts) or bankruptcy of the Issuer, non-compliance with obligations provided for in the distribution contract, extinction of concessions and early maturity of other debts.

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There are no guarantees that the Company will have sufficient funds in cash to provide for the payment of the Securities in the event of early maturity of its obligations. Further, the results and activities of the Issuer could suffer a significant negative impact in the event of early maturity.

Payment by the Guarantor

The Securities have the guarantee of Cemig, which is the controlling stockholder of the Issuer. By reason of its activities, Cemig is subject, among others, to the risks related to macroeconomic factors and to the risks related to the electricity sector. If any of these risks becomes a material reality, it is not possible to guarantee that the Guarantor, if called upon, will have the ability to honor the payment of the Securities.

Validity of stipulation of the DI Rate

Precedent 176 of the Higher Appeal Court states that the clause which subjects the debtor to payment of interest in accordance with the rate published by Andima/Cetip is null. According to the Appeal Court Judgments that gave rise to this Precedent, Andima and Cetip are entities under private law, whose purpose is the defense of the interests of financial institutions. Although the said Precedent does not bind the decisions of the Judiciary, the possibility exists that in a Court dispute that Precedent may come to be applied by the Judiciary in a judgment to the effect that the DI Rate is not valid as a factor for remuneration of Promissory Notes. In this event, the new index must be determined by the Judiciary, and could represent lower remuneration than the DI Rate, with adverse affect on the yield from the Securities.

Absence of Opinions of Counsel and Independent Auditors

The Company has not contracted lawyers or Independent Auditors for the conduction of a process of due diligence or accounting audit, respectively, of the information of a legal or accounting nature in relation to its business and activities, with a view to the preparation of this instrument or of the other documents which were made available to investors in the ambit of the Offering. This being so, those acquiring the Securities should take their investment decision in the knowledge that the sufficiency, veracity, quality and precision of the information provided by the Company in this present instrument were not verified independently by third parties contracted for such purpose.

6. RELATIONSHIP BETWEEN THE ISSUER AND THE LEAD MANAGER

The Lead Manager is related to the Issuer through its controlling stockholder, Banco do Brasil S.A., which contracts loan transactions and provides services to the Issuer in commercial transactions that are usual in the financial market, such as, among others, payroll services, payment to suppliers and collection services.

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7. STATEMENT BY THE COMPANY AND THE LEAD MANAGER

7.1. Under the applicable regulations, the Issuer is responsible for the veracity of the information contained in the Commencement Announcement and warrants that that information is true, correct, consistent and sufficient, in accordance with a statement given by the Issuer pursuant to Article 56 of CVM Instruction 400, of December 29, 2003 (“CVM Instruction 400/03”), which was signed by its statutory Directors Mr. Djalma Bastos de Morais and Mr. Flávio Decat de Moura.

7.2. The Lead Manager warrants that it has taken all the measures of care and acted with high standards of diligence to ensure that all the information provided to the market on the occasion of the registry and the public distribution is true, consistent, correct and sufficient, in accordance with the statement given by the Lead Manager pursuant to Article 56 of CVM instruction 400/03, which was signed by its Managing Director Mr. Francisco Cláudio Duda.

8. ADDITIONAL INFORMATION

For more information in relation to the Offering and the Securities interested parties should visit the head office of the Lead Manager at the address indicated in item 1.21 above, or at the CVM or at the head office of the Issuer, at the addresses indicated below:

CVM (Comissão de Valores Mobiliários –
Brazilian Securities Commission)	Rua Cincinato Braga, 340 - 2nd, 3rd and 4th Floors
Rua Sete de Setembro 111, 5th Floor	São Paulo - SP
Rio de Janeiro - RJ

This document is available at the CVM for consultation and reproduction.

Headquarters of the Issuer:

Cemig Distribuidora S.A.
Av. Barbacena, 1200, 17th Floor, A1 Wing, Bairro Santo Agostinho
Belo Horizonte, Minas Gerais, Brazil
Cristiano Corrêa de Barros
Telephone: (31) 3299-4810
Fax: (31) 3299-3790
Email: cbarros@cemig.com.br

The information presented here constitutes a summary of the terms and conditions of the First Issue of Promissory Notes of Cemig Distribuidora S.A., which are described in the principal Promissory Note. The said terms and conditions are merely indicative and it is not guaranteed that the information contained here is reproduced in totality in the Promissory Note.

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Investment in the Securities involves a number of risks which should be taken into account by the potential investor. These risks include factors of liquidity, credit, market, and specific regulation, among others, which relate both to the Issue and to the Securities themselves.

“The registration of this distribution with the Securities Commission (CVM) aims only to guarantee access to the information that will be given by the Issuer at the request of the subscribers in the location mentioned in this notice, and does not constitute a guarantee by the CVM of the truthfulness of the information, nor any judgment in relation to the quality of the Issuing Company or in relation to the Securities to be distributed.”

This public offering was prepared in accordance with the Self-Regulation Code of ANBID for Public Offerings for Distribution and Acquisition of Securities, approved by a General Assembly of ANBID, and which is an integral part of the Minutes registered with the Fourth Notary’s Office for Registry of Legal Entities of the City of São Paulo, São Paulo State, under number 510718, and this present Public Offering thus meets the minimum standards of information contained in the code, and ANBID shall not have any responsibility for the said information, nor for the quality of the Issuer, the Offering Parties, the participation institutions or the Securities that are the subject of the Public Offering.

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Summary Information on the
Public Distribution of Commercial Paper Securities
of the First Issue
by

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ n.º 06.981.176/0001-58
Av. Barbacena, 1200, 12th Floor, B1 Wing, Bairro Santo Agostinho
Belo Horizonte - MG

ISIN: BRCMGTNPM007

Lead Manager:

In the amount of

R$ 900,000,000.00

1. INFORMATION ABOUT THE OFFERING

1.1. Corporate decisions

The First Issue of Commercial Promissory Notes (“the Offering”, “the Issue”, and “the Securities”) was approved by the Board of Directors of Cemig Geração e Transmissão S.A. (“Cemig GT”, the “Issuer” or “the Company”) at a meeting held on June 29, 2006.

1.2. Total amount of the Issue

The total amount of the issue is R$ 900,000,000.00 (nine hundred million Reais).

1.3. Series

The Securities will be issued in a single series.

1.4. Quantity of Securities

The issue is made up of 90 (ninety) Commercial Paper Securities (Promissory Notes).

1.5. Nominal unit value

The par value (“the Nominal Unit Value”) of the Securities is R$ 10,000,000.00 (ten million Reais).

1.6. Form

The Security shall be nominal, and issued in physical form, and shall be held on deposit with an institution qualified to provide the services of custody. The Securities shall be nominal and shall be transferred by nominal endorsement, resulting in simple transfer of ownership.

1.7. Date of Issue

For all intents and purposes, the Date of Issue of the securities shall be the date of their actual subscription and paying-up (“the Issue Date”).

1.8. Subscription Price

The securities shall be subscribed for Nominal Unit Value, in Brazilian currency, at sight, simultaneously with subscription (“the Subscription Price”).

1.9. Procedure for subscription and paying-up

The Securities must be subscribed and paid-up within 8 (eight) business days from the date of publication of the Announcement of Commencement of Distribution of Commercial Paper Securities (“the Commencement Announcement”), subject to the provisions of item 1.14 below. The placement of the Securities shall be carried out in accordance with the procedures of the Brazilian Promissory Notes System (“NOTA”), operated by the CETIP.

1.10. Remuneration

Remuneration interest shall be due, at the rate of 103% (one hundred and three per cent) of the average daily rate for interbank deposits known as the “DI over extra-grupo Rate”, on the Nominal Unit Value, expressed in the form of an annual rate in per cent, on the 252 (two-hundred-and-fifty-two)-business-day, calculated and published daily by the CETIP (Custody and Settlement Chamber) in its daily bulletin available on its Internet page (http://www.cetip.com.br) (“The DI Rate” and “the Remuneration”). The Remuneration shall be calculated exponentially and cumulatively pro rata tempore per business day, applicable to the Nominal Unit Value from the date of the actual subscription and paying-up (“Issue Date”) of the Securities up to the Maturity Date, in accordance with the following formula:

J =  VNe x (InterestFactor - 1),

Where:

J =                       unit value of the remuneration interest, calculated to 6 (six) decimal places, without rounding, payable at the end of the Capitalization Period.

VNe =       the Nominal Value of the issue, published/calculated to 6 (six) decimal places, without rounding.

InterestFactor = product of the DI Rates, summed exponentially with a percentage factor, from the start date of the Capitalization Period, inclusive, up to the date of termination of Capitalization Period exclusive, calculated to 8 (eight) decimal places, without rounding, as found by the following formula:

Where:

n =                       the total number of days of the DI Rate used in the updating of the asset, where “n” is a whole number.

P =                       103% (percentage applied to the DI Rate).

TDIk =   the DI Rate, expressed by day, calculated to 8 (eight) decimal places, with rounding, as follows:

Where:

DIk =           The DI Rate published by CETIP, valid for 1 (one) business day (“overnight”), used to 2 (two) decimal places.

“Capitalization Period”: This is the time interval starting on the Issue Date, inclusive, and ending on the date of payment of the Nominal Unit Value of the Security, exclusive, plus the Remuneration.

If at any time during the period of validity of the Securities the DI Rate is not published, the last previous available DI Rate shall be applied, and in this event no offsetting between the Issuer and the holders of the Securities shall be payable when the DI Rate that would be applicable is subsequently published.

If the DI Rate ceases to be published for a period of more than 10 (ten) days, or if it is abolished or if there is a legal impossibility of application of the DI Rate to the Securities, the legal parameter which is established, if any, shall be used in substitution of it. If there is not a substitute legal parameter for the DI Rate, then the weighted average rate of remuneration of Brazilian short-term federal public securities with maturity of 90 (ninety) days traded in the prior 30 (thirty) days, at the time of the occurrence, shall be used.

1.11. Form of pricing

The Security shall be offered to investors with the Remuneration mentioned in 1.10. above, without any price formation mechanisms.

1.12. Charges for arrears

If there is a failure of punctuality in the payment of any amount payable to the holders of the Securities, the overdue units shall be subject to: (a) arrears interest calculated from the day of default to the date of actual payment, at the rate of 1% (one per cent) per month, on the amount owed, independently of the price, or notification or action in or outside the Courts; and (b) a conventional arrears penalty payment, irreducible and of a compensatory nature, of 2% (two per cent) on the amount due and unpaid.

1.13. Period of Maturity

The maturity period of the Promissory Notes shall be 90 (ninety) calendar days from the date of subscription (“the Maturity Date”).

1.14. Placement regime and distribution procedure

The Lead Manager shall carry out the distribution of the Securities on the Firm Guarantee of Subscription basis.

The Securities shall be the object of a public distribution, intermediated by financial institutions that are part of the Securities Distribution System. The sharing criterion shall be proportional to the volume of orders placed by investors. There shall be no prior reserves nor setting of maximum or minimum lots. No contract for stabilization of the price of the Securities shall be signed. No fund to sustain liquidity for the Securities shall be constituted. No type of discount shall be granted by the Lead Manager to investors interested in requiring the Securities.

The placement of Securities shall begin, in accordance with Article 3 of CVM Instruction 429 of March 22, 2006, only 5 (five) business days after: (i) filing of the application with the CVM; (ii) publication of the Commencement Announcement of the Offering; and (iii) availability of this document (“Automatic

Registry”). The placement of the Security shall be carried out in accordance with the procedures of the Promissory Note System (“NOTA”), operated by the CETIP.

If the CVM does not grant Automatic Registry, the terms and conditions of this present Issue shall remain in force, but the period of 5 (five) days referred to in item 4.2 shall be replaced by the periods referred to by CVM Instruction 134, and the term “Automatic Registry” shall be replaced by “Registry”, which shall have the following meaning: “concession of registry of the issue by the CVM”.

Subject to compliance with the applicable regulations, the Lead Manager shall carry out the public distribution of the Promissory Notes, in such a way as to ensure: (i) that the treatment given to investors is fair and equitable; and (ii) the investment is adapted to the risk profile of its clients.

In accordance with the option provided for in Article 1 of CVM Instruction 155 of August 7, 1991, for the purposes of this Issue no prospectus nor any advertising material intended for public disclosure shall be used, other than the Commencement Announcement, the Closing Announcement of Distribution and the summaries of this information on the Issue as specified in Appendix One of CVM Instruction 155.

1.15. Target public

The Offering shall be destined solely and exclusively to qualified investors, as defined by Article 109, sub-item (i) of CVM Instruction 409 of 18 August 18, 2004 (“Qualified Investors”).

Any other investors who are not Qualified Investors should be fully aware that the present offering is not appropriate, since it is destined exclusively for Qualified Investors who have sufficient specialization and knowledge to take an independent investment decision on the proper grounds.

1.16. Guarantee

The Securities are guaranteed by a guarantee given by Companhia Energética de Minas Gerais - Cemig (“Cemig”, or “the Guarantor”).

The Lead Manager warrants that the guarantee by CEMIG was duly constituted by signature of its legal representatives on the reverse side of the physical issued form of each of the Securities, guaranteeing the totality of the debt represented by them, and the guarantee in question was duly approved by a meeting of the Board of Directors of CEMIG held on June 29, 2006, and is, thus, fully enforceable against CEMIG.

1.17. Early redemption

The Company may effect early redemption of the Securities, at its exclusive option, provided that the holders thereof are in agreement, in accordance with the applicable legislation. In the event of partial early redemption, this shall take place by lottery, in accordance with Paragraph one of Article 55 of Law 6404 of December 17, 1976.

1.18. Early redemption events

The holders of the Securities may declare automatic early maturity of all the obligations arising from the Securities that they hold and demand immediate payment by the issuer of the Nominal Unit Value of the Securities plus the Remuneration and charges calculated pro rata tempore, from the Issue Date, by letter formally delivered or with advice of receipt addressed to the head office of the Issuer, in any of the following events:

(i)                                    decree of bankruptcy of the Issuer and/or the Guarantor; or dissolution and/or liquidation of the Issuer and/or Guarantor; or application for judicial or out-of-Court recovery or bankruptcy formulated by the Issuer and/or Guarantor; or further, any analogous event which may characterize a state of insolvency, including agreement with creditors, in accordance with the applicable legislation;

(ii)                               legitimate and reiterated protest of securities against the Issuer with individual or aggregate value unpaid exceeding R$ 50,000,000.00 (fifty million Reais), unless the protest shall have been filed in error of due to bad faith of third parties, and provided this is validly proven by the Issuer, or if it is canceled or, further, validly contested in the Courts, in any event, within a maximum period of 30 (thirty days) calendar days from the date of maturity of the obligations;

(iii)                            early maturity of any pecuniary obligation of the Issuer and/or the Guarantor, arising from default on an obligation to pay any individual or aggregate amount in excess of R$ 50,000,000.00 (fifty million Reais);

(iv)                           change, transfer or direct or indirect assignment of the stockholding control of the Issuer and/or Guarantor, other than by legal order, without the prior consent of the holders;

(v)                              absorption of the Issuer by another company, split or merger of the Issuer and/or of the Guarantor, unless by legal orders;

(vi)                           privatization of the Issuer and/or Guarantor;

(vii)                        termination, for any reason whatsoever, of any of the concession contracts held by the Issuer and/ or Guarantor; or

(viii)                     unjustified default by the Issuer and/ or Guarantor, or absence of legal and/or Court measures required for the non-payment of any debt or any obligation to pay, under any agreement in which either or both are lender or guarantor, with individual or aggregate amount exceeding R$ 50,000,000.00 (fifty million Reais).

1.19. Trading location

The Securities shall be traded in the over-the-counter market, through the NOTA system.

1.20. Payment location

The payments relating to the Securities shall be carried out in accordance with the procedures of CETIP, for the Securities registered on the NOTA, or, for the holders of the Securities who are not linked to the third system, at the head office of the Issuer.

1.21. Lead manager

The Lead Manager of the offering is BB Banco de Investimento S.A., which may be contacted at the following address:

BB Banco de Investimento S.A.
Rua Senador Dantas, 105 - 36th Floor
Rio de Janeiro - RJ
Att.: Sra. Marília de Oliveira Carmo
Telephone: (21) 3808-3556
Fax: (21) 3808-3239
Email: marilia@bb.com.br/gemec@bb.com.br

1.22. Use of proceeds

The proceeds from the public distribution of the Securities shall be used to strengthen the Company’s cash position in relation to debt becoming due since January 2006, and for payment of debt becoming due during the rest of the year.

1.23. Mandated bank

Banco do Brasil S.A. shall be the mandated bank.

1.24. Sharing procedure

The sharing criterion shall be of proportionality to the volume of orders placed by investors.

2. OVERVIEW OF THE COMPANY

2.1. Brief history

Cemig Geração e Transmissão is an unlisted Brazilian corporation, a wholly owned subsidiary of Companhia Energética de Minas Gerais - Cemig, constituted on September 8, 2004. It began operating on January 1, 2005, consequent upon the separation of the activities of Companhia Energética de Minas Gerais - Cemig.

The concession contract of Companhia Energética de Minas Gerais - Cemig for electricity distribution, signed in 1997, required that its operations be restructured by the separation of the activities of generation, transmission and distribution into wholly owned subsidiaries (“Unbundling”).

Additionally, Provisional Measure 144, of December 11, 2003, which was subsequently converted into Federal Law 10848 of March 15, 2004, governing restructuring of the model of the Brazilian electricity sector, required the division - into separate companies - of the activities of generation and transmission from the activity of electricity distribution.

On September 8, 2004 two wholly-owned subsidiaries of Companhia Energética de Minas Gerais - Cemig were formed, namely Cemig Geração e Transmissão S.A., and Cemig Distribuição S.A.

The power plants, transmission lines and other assets and liabilities related to the electricity generation and transmission assets of Companhia Energética de Minas Gerais - Cemig, including the consortia for production of electricity, were transferred to Cemig Geração e Transmissão, effective January 1, 2005.

The transfer of the generation concession is in the process of approval by the Brazilian National Electricity Agency, Aneel. The proposal for transfer of the concessions of Companhia Energética de Minas Gerais - Cemig was approved by Aneel through Authorizing Resolution 407 of December 20, 2004. However, some concession contracts are still at the signature stage, and as a result the procedure of transfer of the concessions has not yet been concluded.

2.2. Objects

The objects of the Company are: a) to study, plan, draw up, build, operate and commercially operate electricity generation, transmission and sale systems and related services for which concessions have been or may come to be granted, by any means under law, or to companies in which it holds stockholding control; b) to carry out activities in the different fields of energy, from whatever source, with a view to economic or commercial operation; c) to provide consultancy service, within its area of operation, to companies both in Brazil and worldwide; d) to carry out activities directly or indirectly related to its objects.

2.3. The Company’s activities

Cemig Geração e Transmissão operates in the area of generation and transmission of electricity and has 45 power plants, of which 42 are hydroelectric, one is a wind power plant and two are thermal generation plants, and transmission lines most of which are integrated into the basic network of the Brazilian generation and transmission system.

As well as the concessions for generation and transmission given by Aneel, the Company takes part in consortia for concessions of electricity generation for which companies with an independent legal existence have not been constituted to manage the operation of those concessions.

3. SELECTED FINANCIAL INFORMATION

The table below gives the principal consolidated financial data of the Issuer. These should be read in conjunction with its complete financial statements. The Company’s activities began only on January 1, 2005.

R$ ‘000

	31/12/2004	31/12/2005	31/03/2005	31/03/2006
Assets
Current assets	1	988,311	662,849	1,094,310
Long term assets	—	229,840	386,299	234,670
Fixed assets	—	5,886,724	5,702,514	5,870,412
Total assets	1	7,104,875	6,751,662	7,199,392
Liabilities
Current liabilities	—	1,748,186	1,364,468	1,753,482
Long term liabilities	—	2,436,482	1,990,386	2,404,792
Stockholders’ equity	1	2,920,207	3,396,808	3,041,118
Total liabilities	1	7,104,875	6,751,662	7,199,392
Income statement
Net operational revenue	—	1,964,157	461,087	522,050
Cost of services provided*	—	(1,121,164)	(176,869)	(255,607)
Gross profit	—	842,993	284,218	266,443
Operational profit	—	284,585	209,930	184,245
Non-operational profit	—	(5,321)	(929)	(952)
Net profit after income tax	—	468,451	139,608	120,911

* “Cost of services provided”: The Issuer’s operations separate “cost of electricity” and “cost of operation”, in accordance with the Chart of Accounts of the electricity sector.

3.1. Independent Auditor

The Issuer’s financial statements for the business years ended December 31, 2004 and 2005, and the period ended March 31, 2006, were audited by Deloitte Touche Tohmatsu. The quarterly information for March 31, 2005 was the subject of a limited review by the said Independent Auditors, in accordance with the determinations of the CVM in relation to the preparation of quarterly financial statements (ITRs).

4. INFORMATION ABOUT THE GUARANTOR

Companhia Energética de Minas Gerais - Cemig, constituted on May 22, 1952, is a corporation with mixed private sector and public sector stockholdings, whose purpose is to operate, and to operate commercially, electricity generation, transmission, distribution and sales systems and related services; to carry out activities in the various fields of energy, from any source, with a view to economic and commercial operation; to provide consultancy services, within its area of operation, to companies both inside and outside Brazil; and to carry out activities directly or indirectly related to its objects.

These activities may be exercised directly by Companhia Energética de Minas Gerais - Cemig, or, as intermediary, by companies constituted by it, or in which it any time comes to hold a majority or minority stake, upon decision by the Board of Directors, in accordance with State Laws 828 of 4 December 1951, 8655 of 18 September 18 1984, 15290 of 4 August 2004, and 16078 of 26 April 2006.

4.1. Registered capital

On May 31, 2006, the registered capital of Companhia Energética de Minas Gerais - Cemig was R$ 1,621,538,000, in 70,874,167,923 common shares and 91,279,651,102 preferred shares, all being book-entry shares with Nominal Unit Value of R$ 0.01.

This table shows the distribution of the registered capital of Cemig on May 31, 2006.

Stockholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	36,116,304,884	51	102	—	36,116,304,986	22
Other entities of the State	9,351,410	—	1,906,289,993	2	1,915,641,403	1
Southern Electric Brasil
Participações Ltda.	23,362,956,173	33	—	—	23,362,956,173	14
Others -
In Brazil	7,246,506,670	10	27,378,656,643	29	34,625,163,313	21
Outside Brazil	4,139,048,786	6	61,994,704,364	69	66,133,753,150	42
Total	70,874,167,923	100	91,279,651,102	100	162,153,819,025	100

4.2. Brief description of the principal stockholders

The principal stockholders of Companhia Energética de Minas Gerais - Cemig are: the State of Minas Gerais; and Southern Electric Brasil Participações Ltda., a joint venture constituted in 1994. The voting rights related to the shares held by them are the same.

4.3. Brief description of the subsidiaries

Cemig has stockholdings in the following companies that were in operation on March 31, 2006:

Cemig Geração e Transmissão S.A. (subsidiary, 100.00% stake) - Generation and transmission of electricity, through 45 power plants, 42 being hydroelectric, one a wind power plant and two thermal plants, and their transmission lines, most of them belonging to the Brazilian national generation and transmission grid system.

Cemig Distribuição S.A. (subsidiary - 100.00% stake) - Distribution of electricity through distribution networks and lines in approximately 97.00% of the Brazilian State of Minas Gerais.

Sá Carvalho S.A. (subsidiary - 100.00% stake) - Production and sale of electricity, as a holder of a concession for public electricity service, through the Sá Carvalho hydroelectric power plant.

Usina Térmica Ipatinga S.A. (subsidiary - stake 100.00%) - Production and sale, under the independent production regime, of thermally produced electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

Companhia de Gás de Minas Gerais - Gasmig (“Gasmig”) (jointly controlled - 55.19% stake) - Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through concession for distribution of gas in the State of Minas Gerais, granted by the government of the State of Minas Gerais.

Empresa de Infovias S.A. (“Infovias”) (subsidiary – 99.94% stake) – Provision and commercial exploration of a specialized service in the area of telecommunications, by means of an integrated system consisting of fiber optic cables, coaxial cables, electronic and associated equipment (multi-service network). Infovias has a 69.25% stake in Way TV Belo Horizonte S.A., which operates commercial cable TV and Internet services in certain cities of Minas Gerais.

Efficientia S.A. (subsidiary - 100.00% stake) - Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

Horizontes Energia S.A. (subsidiary - 100.00% stake) - Production and sale of electricity, in the independent product mode, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in the State of Minas Gerais, and Salto do Voltão e Salto do Passo Velho, in the State of Santa Catarina;

Central Termelétrica de Cogeração S.A. (subsidiary - 100.00% stake) - Production and sale of thermally generated electricity, as an independent producer, through the construction and operation of the thermal power plant known as the Barreiro Thermal Power Plant, located on the premises of Vallourec & Mannesmann Tubes, in the State of Minas Gerais. The concession was transferred to UTE Barreiro S.A. in the first quarter of 2006.

Rosal Energia S.A. (subsidiary - 100.00% stake) - Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

Central Hidrelétrica Pai Joaquim S.A. (subsidiary - 100.00% stake) - Production and sale of electricity as an independent producer. The concession was transferred to Cemig PCH S.A. in the first quarter of 2006.

Companhia Transleste de Transmissão (jointly controlled - 25.00% stake) - Operation of a 345 kV transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

Cemig PCH S.A. (subsidiary - 100.00% stake) - Production and sale of electricity under the Independent Power Producer Regime, through the Pai Joaquim hydroelectric power plant;

Cemig Capim Branco Energia S.A. (subsidiary - stake 100.00%) - Production and sale of electricity under the Independent Power Producer Regime, through the Capim Branco hydroelectric power plant, built through a consortium with private sector partners;

UTE Barreiro S.A. (subsidiary - stake 100.00%) - Production and sale of thermo-electric energy, under the Independent Power Producer Regime, through construction and commercial operation of the thermoelectric power plant named UTE Barreiro, located in the premises of Vallourec & Mannesmann Tubes, in the State of Minas Gerais;

Cemig also has stockholdings in the companies listed below, which were in the pre-operational phase on March 31, 2006:

Cemig Trading S.A. (subsidiary - 100.00% stake) - Sale and intermediation of business transactions related to energy;

Companhia de Transmissão Centroeste de Minas (jointly controlled - 51.00% stake) - Construction, implementation, operation and maintenance of the electricity transmission facilities of the basic network of the national grid - the 345 kV Furnas-Pimenta transmission line.

Companhia Transudeste de Transmissão (jointly controlled – 24.00% stake) – Construction, implementation, operation and maintenance of the electricity transmission facilities of the national grid - the 345 kV Itutinga-Juiz de Fora transmission line.

Companhia Transirapé de Transmissão (jointly controlled – 24.50% stake) – Construction, implementation, operation and maintenance of the electricity transmission facilities of the national grid - the 230 kV Irapé-Araçuaí transmission line.

Transchile Charrúa Transmisión S.A. – (“Transchile”) (jointly controlled – 49.00% stake) –Implementation, operation and maintenance of the Charrúa-Nueva Temuco 220 kV transmission line and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile.

Rio Minas Energia Participações S.A (jointly controlled - stake 25.00%) - This company was constituted in partnership with Andrade Gutierrez Concessões S.A., J.L.A. Participações S.A. and Pactual Energia Participações S.A. initially for the purpose of evaluation of the acquisition of the stake in LIGHT S.A. The contract for purchase and sale to complete this transaction was signed on March 28, 2006.

5. RISK FACTORS

Before taking an investment decision in relation to the Securities, potential investors should carefully consider, in the light of their own financial situations and investment objectives, all the information available in this document and, in particular, should assess the risk factors described below.

Risks related to the Offering

Volatility and absence of liquidity in the Brazilian securities markets

Investing in securities of emerging markets, such as Brazil, involve a greater risk than investing in securities of issuers from more developed countries, and such investments are regarded as being of a speculative nature. Brazilian investments, such as the Securities in this Offering, are subject to economic and political risks, involving, among other factors:

• changes in the regulatory, fiscal, economic and political environments which can affect the capacity for investors to receive payments, in whole or in part, in relation to their investment; and

• restrictions on foreign investments and repatriation of invested capital. The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than the principal markets in US and European securities, and are less regulated and supervised than those markets.

• The relatively small market capitalization, and low liquidity, of the Brazilian securities markets, can substantially limit the trading capacity of the Securities at the desired price and moment in time.

Low liquidity of the secondary market

The secondary market that exists in Brazil for trading of Promissory Notes has historically had low liquidity, and there is no guarantee that a market for trading in the Securities will exist in the future that enables their holders to sell them, if they decide in favor of the investment. Cemig Geração e Transmissão cannot guarantee that any market for the Securities will develop, nor that it will be liquid. The liquidity and the market for the Securities could also be negatively affected by a general fall in the market for Promissory Notes. Such a fall could have an adverse effect on the liquidity and markets of the Securities, independently of the outlook for the financial performance of Cemig Geração e Transmissão.

Events for early maturity of the Securities

The text of the security representing the Promissory Note provides that certain events shall cause automatic early maturity of the Company’s obligations, such as application for Judicial Recovery (reorganization through the Courts) or bankruptcy of the Issuer, non-compliance with obligations provided for in the distribution contract, extinction of concessions and early maturity of other debts.

There are no guarantees that the Company will have sufficient funds in cash to provide for the payment of the Securities in the event of early maturity of its obligations. Further, the results and activities of the Issuer could suffer a significant negative impact in the event of early maturity.

Payment by the Guarantor

The Securities have the guarantee of Cemig, which is the controlling stockholder of the Issuer. By reason of its activities, Cemig is subject, among others, to the risks related to macroeconomic factors and to the risks related to the electricity sector. If any of these risks becomes a material reality, it is not possible to guarantee that the Guarantor, if called upon, will have the ability to honor the payment of the Securities.

Validity of stipulation of the DI Rate

Precedent 176 of the Higher Appeal Court states that the clause which subjects the debtor to payment of interest in accordance with the rate published by Andima/Cetip is null. According to the Appeal Court Judgments that gave rise to this Precedent, Andima and Cetip are entities under private law, whose purpose is the defense of the interests of financial institutions. Although the said Precedent does not bind the decisions of the Judiciary, the possibility exists that in a Court dispute that Precedent may come to be applied by the Judiciary in a judgment to the effect that the DI Rate is not valid as a factor for remuneration of Promissory Notes. In this event, the new index must be determined by the Judiciary, and could represent lower remuneration than the DI Rate, with adverse affect on the yield from the Securities.

Absence of Opinions of Counsel and Independent Auditors

The Company has not contracted lawyers or Independent Auditors for the conduction of a process of due diligence or accounting audit, respectively, of the information of a legal or accounting nature in relation to its business and activities, with a view to the preparation of this instrument or of the other documents which were made available to investors in the ambit of the Offering. This being so, those acquiring the Securities should take their investment decision in the knowledge that the sufficiency, veracity, quality and precision of the information provided by the Company in this present instrument were not verified independently by third parties contracted for such purpose.

6. RELATIONSHIP BETWEEN THE ISSUER AND THE LEAD MANAGER

The Lead Manager is related to the Issuer through its controlling stockholder, Banco do Brasil S.A., which contracts loan transactions and provides services to the Issuer in commercial transactions that are usual in the financial market, such as, among others, payroll services, payment to suppliers and collection services.

7. STATEMENT BY THE COMPANY AND THE LEAD MANAGER

7.1. Under the applicable regulations, the Issuer is responsible for the veracity of the information contained in the Commencement Announcement and warrants that that information is true, correct, consistent and sufficient, in accordance with a statement given by the Issuer pursuant to Article 56 of CVM Instruction 400, of December 29, 2003 (“CVM Instruction 400/03”), which was signed by its statutory Directors Mr. Djalma Bastos de Morais and Mr. Flávio Decat de Moura.

7.2. The Lead Manager warrants that it has taken all the measures of care and acted with high standards of diligence to ensure that all the information provided to the market on the occasion of the registry and the public distribution is true, consistent, correct and sufficient, in accordance with the statement given by the Lead Manager pursuant to Article 56 of CVM instruction 400/03, which was signed by its Managing Director Mr. Francisco Cláudio Duda.

8. ADDITIONAL INFORMATION

For more information in relation to the Offering and the Securities interested parties should visit the head office of the Lead Manager at the address indicated in item 1.21 above, or at the CVM or at the head office of the Issuer, at the addresses indicated below:

CVM (Comissão de Valores Mobiliários -
Brazilian Securities Commission)	Rua Cincinato Braga, 340 - 2nd, 3rd and 4th Floors
Rua Sete de Setembro 111, 5th Floor	São Paulo - SP
Rio de Janeiro - RJ

This document is available at the CVM for consultation and reproduction.

Headquarters of the Issuer:

Cemig Geração e Transmissão S.A.
Av. Barbacena, 1200, 12th Floor, B1 Wing, Bairro Santo Agostinho
Belo Horizonte, Minas Gerais, Brazil
Cristiano Corrêa de Barros
Telephone: (31) 3299-4810
Fax: (31) 3299-3790
Email: cbarros@cemig.com.br

The information presented here constitutes a summary of the terms and conditions of the First Issue of Promissory Notes of Cemig Geração e Transmissão S.A., which are described in the principal Promissory Note. The said terms and conditions are merely indicative and it is not guaranteed that the information contained here is reproduced in totality in the Promissory Note.

Investment in the Securities involves a number of risks which should be taken into account by the potential investor. These risks include factors of liquidity, credit, market, and specific regulation, among others, which relate both to the Issue and to the Securities themselves.

“The registration of this distribution with the Securities Commission (CVM) aims only to guarantee access to the information that will be given by the Issuer at the request of the subscribers in the location mentioned in this notice, and does not constitute a guarantee by the CVM of the truthfulness of the information, nor any judgment in relation to the quality of the Issuing Company or in relation to the Securities to be distributed.”

This public offering was prepared in accordance with the Self-Regulation Code of ANBID for Public Offerings for Distribution and Acquisition of Securities, approved by a General Assembly of ANBID, and which is an integral part of the Minutes registered with the Fourth Notary’s Office for Registry of Legal Entities of the City of São Paulo, São Paulo State, under number 510718, and this present Public Offering thus meets the minimum standards of information contained in the code, and ANBID shall not have any responsibility for the said information, nor for the quality of the Issuer, the Offering Parties, the participation institutions or the Securities that are the subject of the Public Offering.

ANNOUNCEMENT OF COMMENCEMENT OF PUBLIC DISTRIBUTION
OF THE FIRST ISSUE OF COMMERCIAL PAPER SECURITIES
BY

CEMIG DISTRIBUIÇÃO S.A.

CNPJ n.º 06.981.180/0001-16
Av. Barbacena, 1200, 17th Floor, A1 Wing, Bairro Santo Agostinho
Belo Horizonte, Minas Gerais, Brazil

ISIN: BRCMGDNPM001

Lead Manager:

In the amount of

R$ 300,000,000.00

1. CORPORATE DECISIONS

The First Issue of Commercial Promissory Notes (“the Offering”, “the Issue”, and “the Securities”) was approved by the Board of Directors of Cemig Distribuição S.A. (“Cemig D”, the “Issuer” or “the Company”) at a meeting held on June 29, 2006.

2. INFORMATION ABOUT THE ISSUE

2.1. Total amount of the Issue

The total amount of the issue is R$ 300,000,000.00 (three hundred million Reais).

1

2.2. Quantity of Securities

The issue is made up of 30 (thirty) Commercial Paper Securities (Promissory Notes).

2.3. Nominal unit value

The par value (“the Nominal Unit Value”) of the Securities is R$ 10,000,000.00 (ten million Reais).

2.4. Series

The Securities will be issued in a single series.

2.5. Remuneration

Remuneration interest shall be due, at the rate of 103% (one hundred and three per cent) of the average daily rate for interbank deposits known as the “DI over extra-grupo Rate”, on the Nominal Unit Value, expressed in the form of an annual rate in per cent, on the 252 (two-hundred-and-fifty-two)-business-day, calculated and published daily by the CETIP (Custody and Settlement Chamber) in its daily bulletin available on its Internet page (http://www.cetip.com.br) (“The DI Rate” and “the Remuneration”). The Remuneration shall be calculated exponentially and cumulatively pro rata tempore per business day, applicable to the Nominal Unit Value from the date of the actual subscription and paying-up (“Issue Date”) of the Securities up to the Maturity Date, in accordance with the following formula:

J = VNe x (InterestFactor - 1),

Where:

J =                       unit value of the remuneration interest, calculated to 6 (six) decimal places, without rounding, payable at the end of the Capitalization Period.

VNe =     the Nominal Value of the issue, published/calculated to 6 (six) decimal places, without rounding.

InterestFactor = product of the DI Rates, summed exponentially with a percentage factor, from the start date of the Capitalization Period, inclusive, up to the date of termination of Capitalization Period exclusive, calculated to 8 (eight) decimal places, without rounding, as found by the following formula:

2

Where:

n =                                  the total number of days of the DI Rate used in the updating of the asset, where “n” is a whole number.

P =                                  103% (percentage applied to the DI Rate).

TDIk =              the DI Rate, expressed by day, calculated to 8 (eight) decimal places, with rounding, as follows:

Where:

DIk =                      The DI Rate published by CETIP, valid for 1 (one) business day (“overnight”), used to 2 (two) decimal places.

“Capitalization Period”: This is the time interval starting on the Issue Date, inclusive, and ending on the date of payment of the Nominal Unit Value of the Security, exclusive, plus the Remuneration.

If at any time during the period of validity of the Securities the DI Rate is not published, the last previous available DI Rate shall be applied, and in this event no offsetting between the Issuer and the holders of the Securities shall be payable when the DI Rate that would be applicable is subsequently published.

If the DI Rate ceases to be published for a period of more than 10 (ten) days, or if it is abolished or if there is a legal impossibility of application of the DI Rate to the Securities, the legal parameter which is established, if any, shall be used in substitution of it. If there is not a substitute legal parameter for the DI Rate, then the weighted average rate of remuneration of Brazilian short-term federal public securities with maturity of 90 (ninety) days traded in the prior 30 (thirty) days, at the time of the occurrence, shall be used.

2.6. Date of Issue and form of paying-up

For all intents and purposes, the Date of Issue of the securities shall be the date of their actual subscription and paying-up (“the Issue Date”). The securities shall be subscribed for Nominal Unit Value, in Brazilian currency, at sight, on the date of subscription

2.7. Subscription Price

The securities shall be subscribed for their Nominal Unit Value (“the Subscription Price”).

3

2.8. Period of subscription and paying-up

The Securities must be subscribed and paid-up within 8 (eight) business days from the date of publication of this Announcement of Commencement of Distribution of Commercial Paper Securities (“the Commencement Announcement”), subject to the provisions of item 4.2 below.

2.9. Form

The Security shall be nominal, and issued in physical form, and shall be held on deposit with an institution qualified to provide the services of custody. The Securities shall be nominal and shall be transferred by nominal endorsement, resulting in simple transfer of ownership.

2.10. Guarantee

The Securities are guaranteed by a guarantee given by Companhia Energética de Minas Gerais — Cemig (“Cemig”, or “the Guarantor”).

The Lead Manager warrants that the guarantee by CEMIG was duly constituted by signature of its legal representatives on the reverse side of the physical issued form of each of the Securities, guaranteeing the totality of the debt represented by them, and the guarantee in question was duly approved by a meeting of the Board of Directors of CEMIG held on June 29, 2006, and is, thus, fully enforceable against CEMIG.

2.11. Use of proceeds

The proceeds from the public distribution of the Securities shall be used to strengthen the Company’s cash position in relation to debt becoming due since January 2006, and for payment of debt becoming due during the rest of the year.

2.12. Early redemption

The Company may effect early redemption of the Securities, at its exclusive option, provided that the holders thereof are in agreement, in accordance with the applicable legislation. In the event of partial early redemption, this shall take place by lottery, in accordance with Paragraph one of Article 55 of Law 6404 of December 17, 1976.

2.13. Period of Maturity

The maturity period of the Promissory Notes shall be 90 (ninety) calendar days from the date of subscription (“the Maturity Date”).

4

2.14. Early maturity events

The holders of the Securities may declare automatic early maturity of all the obligations arising from the Securities that they hold and demand immediate payment by the issuer of the Nominal Unit Value of the Securities plus the Remuneration and charges calculated pro rata tempore, from the Issue Date, by letter formally delivered or with advice of receipt addressed to the head office of the Issuer, in any of the following events:

(i)

decree of bankruptcy of the Issuer and/or the Guarantor; or dissolution and/or liquidation of the Issuer and/or Guarantor; or application for judicial or out-of-Court recovery or bankruptcy formulated by the Issuer and/or Guarantor; or further, any analogous event which may characterize a state of insolvency, including agreement with creditors, in accordance with the applicable legislation;

(ii)

legitimate and reiterated protest of securities against the Issuer with individual or aggregate value unpaid exceeding R$50,000,000.00 (fifty million Reais), unless the protest shall have been filed in error of due to bad faith of third parties, and provided this is validly proven by the Issuer, or if it is canceled or, further, validly contested in the Courts, in any event, within a maximum period of 30 (thirty days) calendar days from the date of maturity of the obligations;

(iii)

early maturity of any pecuniary obligation of the Issuer and/or the Guarantor, arising from default on an obligation to pay any individual or aggregate amount in excess of R$50,000,000.00 (fifty million Reais);

(iv)	change, transfer or direct or indirect assignment of the stockholding control of the Issuer and/or Guarantor, other than by legal order, without the prior consent of the holders;
(v)	absorption of the Issuer by another company, split or merger of the Issuer and/or of the Guarantor, unless by legal orders;
(vi)	privatization of the Issuer and/or Guarantor;
(vii)	termination, for any reason whatsoever, of any of the concession contracts held by the Issuer and/ or Guarantor; or
(viii)

unjustified default by the Issuer and/ or Guarantor, or absence of legal and/or Court measures required for the non-payment of any debt or any obligation to pay, under any agreement in which either or both are lender or guarantor, with individual or aggregate amount exceeding R$50,000,000.00 (fifty million Reais).

2.15. Placement regime

The Lead Manager shall carry out the distribution of the Securities on the Firm Guarantee of Subscription basis.

2.16 Trading

The Securities shall be traded in the over-the-counter market, through the NOTA system.

5

2.17. Place of payment

The payments relating to the Securities shall be carried out in accordance with the procedures of CETIP, for the Securities registered on the NOTA, or, for the holders of the Securities who are not linked to the third system, at the head office of the Issuer.

2.18. Charges for arrears

If there is a failure of punctuality in the payment of any amount payable to the holders of the Securities, the overdue units shall be subject to: (a) arrears interest calculated from the day of default to the date of actual payment, at the rate of 1% (one per cent) per month, on the amount owed, independently of the price, or notification or action in or outside the Courts; and (b) a conventional arrears penalty payment, irreducible and of a compensatory nature, of 2% (two per cent) on the amount due and unpaid.

2.19. Target public

The Offering shall be destined solely and exclusively to qualified investors, as defined by Article 109, sub-item (i) of CVM Instruction 409 of 18 August 18, 2004 (“Qualified Investors”).

Any other investors who are not Qualified Investors should be fully aware that the present offering is not appropriate, since it is destined exclusively for Qualified Investors who have sufficient specialization and knowledge to take an independent investment decision on the proper grounds.

3. STATEMENT BY THE COMPANY AND THE LEAD MANAGER

3.1. Under the applicable regulations, the Issuer is responsible for the veracity of the information contained in the Commencement Announcement and warrants that that information is true, correct, consistent and sufficient, in accordance with a statement given by the Issuer pursuant to Article 56 of CVM Instruction 400, of December 29, 2003 (“CVM Instruction 400/03”), which was signed by its statutory Directors Mr. Djalma Bastos de Morais and Mr. Flávio Decat de Moura.

3.2. The Lead Manager warrants that it has taken all the measures of care and acted with high standards of diligence to ensure that all the information provided to the market on the occasion of the registry and the public distribution is true, consistent, correct and sufficient, in accordance with the statement given by the Lead Manager pursuant to Article 56 of CVM instruction 400/03, which was signed by its Managing Director Mr. Francisco Cláudio Duda.

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4. DISTRIBUTION PROCEDURE

4.1. The Securities shall be the object of a public distribution, intermediated by financial institutions that are part of the Securities Distribution System. The sharing criterion shall be of proportionality to the volume of orders placed by investors. There shall be no prior reserves nor setting of maximum or minimum lots. No contract for stabilization of the price of the Securities shall be signed. No fund to sustain liquidity for the Securities shall be constituted. No type of discount shall be granted by the Lead Manager to investors interested in requiring the Securities.

4.2. The placement of Securities shall begin, in accordance with Article 3 of CVM Instruction 429 of March 22, 2006, only 5 (five) business days after: (i) filing of the application with the CVM; (ii) publication of the Commencement Announcement of the Offering; and (iii) availability of this document (“Automatic Registry”). The placement of the Security shall be carried out in accordance with the procedures of the Promissory Note System (“NOTA”), operated by the CETIP.

4.3. If the CVM does not grant Automatic Registry, the terms and conditions of this present Issue shall remain in force, but the period of 5 (five) days referred to in item 4.2 shall be replaced by the periods referred to by CVM Instruction 134, and the term “Automatic Registry” shall be replaced by “Registry”, which shall have the following meaning: “concession of registry of the issue by the CVM”.

4.4. Subject to compliance with the applicable regulations, the Lead Manager shall carry out the public distribution of the Promissory Notes, in such a way as to ensure: (i) that the treatment given to investors is fair and equitable; and (ii) the investment is adapted to the risk profile of its clients.

4.5 In accordance with the option provided for in Article 1 of CVM Instruction 155 of August 7, 1991, for the purposes of this Issue no prospectus nor any advertising material intended for public disclosure shall be used, other than this Announcements of Commencement and Closing of the Distribution and the Summary of Information on the Issue as specified in Appendix I of CVM Instruction 155.

5. LOCATIONS FOR ACQUISITION OF THE SECURITIES

Those interested in acquiring the Securities may contact the Lead Manager of the Offering at the following address:

BB Banco de Investimento S.A.
Rua Senador Dantas, 105 – 36th Floor
Rio de Janeiro - RJ
Att: Sra. Marília de Oliveira Carmo
Telephone: (21) 3808-3556
Fax: (21) 3808-3239
Email: marilia@bb.com.br/gemec@bb.com.br

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6. ADDITIONAL INFORMATION

A full presentation of the details of this Offering is available on the web pages of the Lead Manager (www.bb.com.br), the Issuer ( www.cemig.com.br), the CVM (www.cvm.gov.br) and Cetip ( www.cetip.com.br).

For more information in relation to the Offering and the Securities interested parties should visit the head office of the Lead Manager at the address indicated in item 5 above, or at the CVM, at the CETIP or at the head office of the Issuer, at the addresses indicated below:

CVM (Comissão de Valores Mobiliários –
Brazilian Securities Commission)	Rua Cincinato Braga, 340 – 2nd, 3rd and 4th Floors
Rua Sete de Setembro 111, 5th Floor	São Paulo – SP
Rio de Janeiro – RJ

CETIP (Câmara de Csutódia e Liquidação – Custody and Settlement Chamber)
Rua Líbero Badaró, 425, 24th Floor
01009-000 — São Paulo - SP
www.cetip.com.br

Headquarters of the Issuer:

Cemig Distribuição S.A.
Av. Barbacena, 1200, 17th Floor, A1 Wing, Bairro Santo Agostinho
Belo Horizonte, Minas Gerais, Brazil
Att: Cristiano Corrêa de Barros
Telephone: (31) 3299-4810
Fax: (31) 3299-3790  Email: cbarros@cemig.com.br

Date of commencement of the Offering: 5 (five) business days after the publication of this Commencement Announcement, that is to say on July 26, 2006, as stated in item 4.2.  The application for registry with the CVM was made on July 14, 2006, in accordance with Article 3 of CVM Instruction 429 of March 22, 2006.

The registration of this distribution with the Securities Commission (CVM) aims only to guarantee access to the information that will be given by the Issuer at the request of the subscribers in the location mentioned in this notice, and does not constitute a guarantee by the CVM of the truthfulness of the

8

information, nor any judgment in relation to the quality of the Issuing Company or in relation to the Securities to be distributed.

This public offering was prepared in accordance with the Self-Regulation Code of ANBID for Public Offerings for Distribution and Acquisition of Securities, approved by a General Assembly of ANBID, and which is an integral part of the Minutes registered with the Fourth Notary’s Office for Registry of Legal Entities of the City of São Paulo, São Paulo State, under number 510718, and this present Public Offering thus meets the minimum standards of information contained in the code, and ANBID shall not have any responsibility for the said information, nor for the quality of the Issuer, the Offering Parties, the participation institutions or the Securities that are the subject of the Public Offering.

9

ANNOUNCEMENT OF COMMENCEMENT OF PUBLIC DISTRIBUTION
OF THE FIRST ISSUE OF COMMERCIAL PAPER SECURITIES
BY

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ n.º 06.981.176/0001-58
Av. Barbacena, 1200, 12th Floor, B1 Wing, Bairro Santo Agostinho
Belo Horizonte, Minas Gerais, Brazil

ISIN: BRCMGTNPM007

Lead Manager:

In the amount of

R$ 900,000,000.00

1. CORPORATE DECISIONS

The First Issue of Commercial Promissory Notes (“the Offering”, “the Issue”, and “the Securities”) was approved by the Board of Directors of Cemig Geração e Transmissão S.A. (“Cemig GT”, the “Issuer” or “the Company”) at a meeting held on June 29, 2006.

2. INFORMATION ABOUT THE ISSUE

2.1. Total amount of the Issue

The total amount of the issue is R$ 900,000,000.00 (nine hundred million Reais).

1

2.2. Quantity of Securities

The issue is made up of 90 (ninety) Commercial Paper Securities (Promissory Notes).

2.3. Nominal unit value

The par value (“the Nominal Unit Value”) of the Securities is R$ 10,000,000.00 (ten million Reais).

2.4. Series

The Securities will be issued in a single series.

2.5. Remuneration

Remuneration interest shall be due, at the rate of 103% (one hundred and three per cent) of the average daily rate for interbank deposits known as the “DI over extra-grupo Rate”, on the Nominal Unit Value, expressed in the form of an annual rate in per cent, on the 252 (two-hundred-and-fifty-two)-business-day, calculated and published daily by the CETIP (Custody and Settlement Chamber) in its daily bulletin available on its Internet page (http://www.cetip.com.br) (“The DI Rate” and “the Remuneration”). The Remuneration shall be calculated exponentially and cumulatively pro rata tempore per business day, applicable to the Nominal Unit Value from the date of the actual subscription and paying-up (“Issue Date”) of the Securities up to the Maturity Date, in accordance with the following formula:

J = VNe x (InterestFactor - 1),

Where:

J =                       unit value of the remuneration interest, calculated to 6 (six) decimal places, without rounding, payable at the end of the Capitalization Period.

VNe =     the Nominal Value of the issue, published/calculated to 6 (six) decimal places, without rounding.

InterestFactor = product of the DI Rates, summed exponentially with a percentage factor, from the start date of the Capitalization Period, inclusive, up to the date of termination of Capitalization Period exclusive, calculated to 8 (eight) decimal places, without rounding, as found by the following formula:

2

Where:

n =                                  the total number of days of the DI Rate used in the updating of the asset, where “n” is a whole number.

P =                                  103% (percentage applied to the DI Rate).

TDIk =              the DI Rate, expressed by day, calculated to 8 (eight) decimal places, with rounding, as follows:

Where:

DIk =                      The DI Rate published by CETIP, valid for 1 (one) business day (“overnight”), used to 2 (two) decimal places.

“Capitalization Period”: This is the time interval starting on the Issue Date, inclusive, and ending on the date of payment of the Nominal Unit Value of the Security, exclusive, plus the Remuneration.

If at any time during the period of validity of the Securities the DI Rate is not published, the last previous available DI Rate shall be applied, and in this event no offsetting between the Issuer and the holders of the Securities shall be payable when the DI Rate that would be applicable is subsequently published.

If the DI Rate ceases to be published for a period of more than 10 (ten) days, or if it is abolished or if there is a legal  impossibility of application of the DI Rate to the Securities, the legal parameter which is established, if any, shall be used in substitution of it. If there is not a substitute legal parameter for the DI Rate, then the weighted average rate of remuneration of Brazilian short-term federal public securities with maturity of 90 (ninety) days traded in the prior 30 (thirty) days, at the time of the occurrence, shall be used.

2.6. Date of Issue and form of paying-up

For all intents and purposes, the Date of Issue of the securities shall be the date of their actual subscription and paying-up (“the Issue Date”). The securities shall be subscribed for Nominal Unit Value, in Brazilian currency, at sight, on the date of subscription

3

2.7. Subscription Price

The securities shall be subscribed for their Nominal Unit Value (“the Subscription Price”).

2.8. Period of subscription and paying-up

The Securities must be subscribed and paid-up within 8 (eight) business days from the date of publication of this Announcement of Commencement of Distribution of Commercial Paper Securities (“the Commencement Announcement”), subject to the provisions of item 4.2 below.

2.9. Form

The Security shall be nominal, and issued in physical form, and shall be held on deposit with an institution qualified to provide the services of custody. The Securities shall be nominal and shall be transferred by nominal endorsement, resulting in simple transfer of ownership.

2.10. Guarantee

The Securities are guaranteed by a guarantee given by Companhia Energética de Minas Gerais — Cemig (“Cemig”, or “the Guarantor”).

The Lead Manager warrants that the guarantee by CEMIG was duly constituted by signature of its legal representatives on the reverse side of the physical issued form of each of the Securities, guaranteeing the totality of the debt represented by them, and the guarantee in question was duly approved by a meeting of the Board of Directors of CEMIG held on June 29, 2006, and is, thus, fully enforceable against CEMIG.

2.11. Use of proceeds

The proceeds from the public distribution of the Securities shall be used to strengthen the Company’s cash position in relation to debt becoming due since January 2006, and for payment of debt becoming due during the rest of the year.

2.12. Early redemption

The Company may effect early redemption of the Securities, at its exclusive option, provided that the holders thereof are in agreement, in accordance with the applicable legislation. In the event of partial early redemption, this shall take place by lottery, in accordance with Paragraph one of Article 55 of Law 6404 of December 17, 1976.

4

2.13. Period of Maturity

The maturity period of the Promissory Notes shall be 90 (ninety) calendar days from the date of subscription (“the Maturity Date”).

2.14. Early maturity events

The holders of the Securities may declare automatic early maturity of all the obligations arising from the Securities that they hold and demand immediate payment by the issuer of the Nominal Unit Value of the Securities plus the Remuneration and charges calculated pro rata tempore, from the Issue Date, by letter formally delivered or with advice of receipt addressed to the head office of the Issuer, in any of the following events:

(i)

decree of bankruptcy of the Issuer and/or the Guarantor; or dissolution and/or liquidation of the Issuer and/or Guarantor; or application for judicial or out-of-Court recovery or bankruptcy formulated by the Issuer and/or Guarantor; or further, any analogous event which may characterize a state of insolvency, including agreement with creditors, in accordance with the applicable legislation;

(ii)

legitimate and reiterated protest of securities against the Issuer with individual or aggregate value unpaid exceeding R$ 50,000,000.00 (fifty million Reais), unless the protest shall have been filed in error of due to bad faith of third parties, and provided this is validly proven by the Issuer, or if it is canceled or, further, validly contested in the Courts, in any event, within a maximum period of 30 (thirty days) calendar days from the date of maturity of the obligations;

(iii)

early maturity of any pecuniary obligation of the Issuer and/or the Guarantor, arising from default on an obligation to pay any individual or aggregate amount in excess of R$ 50,000,000.00 (fifty million Reais);

(iv)	change, transfer or direct or indirect assignment of the stockholding control of the Issuer and/or Guarantor, other than by legal order, without the prior consent of the holders;
(v)	absorption of the Issuer by another company, split or merger of the Issuer and/or of the Guarantor, unless by legal orders;
(vi)	privatization of the Issuer and/or Guarantor;
(vii)	termination, for any reason whatsoever, of any of the concession contracts held by the Issuer and/ or Guarantor; or
(viii)

unjustified default by the Issuer and/ or Guarantor, or absence of legal and/or Court measures required for the non-payment of any debt or any obligation to pay, under any agreement in which either or both are lender or guarantor, with individual or aggregate amount exceeding R$ 50,000,000.00 (fifty million Reais).

2.15. Placement regime

The Lead Manager shall carry out the distribution of the Securities on the Firm Guarantee of Subscription basis.

5

2.16 Trading

The Securities shall be traded in the over-the-counter market, through the NOTA system.

2.17. Place of payment

The payments relating to the Securities shall be carried out in accordance with the procedures of CETIP, for the Securities registered on the NOTA, or, for the holders of the Securities who are not linked to the third system, at the head office of the Issuer.

2.18. Charges for arrears

If there is a failure of punctuality in the payment of any amount payable to the holders of the Securities, the overdue units shall be subject to: (a) arrears interest calculated from the day of default to the date of actual payment, at the rate of 1% (one per cent) per month, on the amount owed, independently of the price, or notification or action in or outside the Courts; and (b) a conventional arrears penalty payment, irreducible and of a compensatory nature, of 2% (two per cent) on the amount due and unpaid.

2.19. Target public

The Offering shall be destined solely and exclusively to qualified investors, as defined by Article 109, sub-item (i) of CVM Instruction 409 of 18 August 18, 2004 (“Qualified Investors”).

Any other investors who are not Qualified Investors should be fully aware that the present offering is not appropriate, since it is destined exclusively for Qualified Investors who have sufficient specialization and knowledge to take an independent investment decision on the proper grounds.

3. STATEMENT BY THE COMPANY AND THE LEAD MANAGER

3.1. Under the applicable regulations, the Issuer is responsible for the veracity of the information contained in the Commencement Announcement and warrants that that information is true, correct, consistent and sufficient, in accordance with a statement given by the Issuer pursuant to Article 56 of CVM Instruction 400, of December 29, 2003 (“CVM Instruction 400/03”), which was signed by its statutory Directors Mr. Djalma Bastos de Morais and Mr. Flávio Decat de Moura.

6

3.2. The Lead Manager warrants that it has taken all the measures of care and acted with high standards of diligence to ensure that all the information provided to the market on the occasion of the registry and the public distribution is true, consistent, correct and sufficient, in accordance with the statement given by the Lead Manager pursuant to Article 56 of CVM instruction 400/03, which was signed by its Managing Director Mr. Francisco Cláudio Duda.

4. DISTRIBUTION PROCEDURE

4.1. The Securities shall be the objectof a public distribution, intermediated by financial institutions that are part of the Securities Distribution System. The sharing criterion shall be of proportionality to the volume of orders placed by investors. There shall be no prior reserves nor setting of maximum or minimum lots. No contract for stabilization of the price of the Securities shall be signed. No fund to sustain liquidity for the Securities shall be constituted. No type of discount shall be granted by the Lead Manager to investors interested in requiring the Securities.

4.2. The placement of Securities shall begin, in accordance with Article 3 of CVM Instruction 429 of March 22, 2006, only 5 (five) business days after: (i) filing of the application with the CVM; (ii) publication of the Commencement Announcement of the Offering; and (iii) availability of this document (“Automatic Registry”). The placement of the Security shall be carried out in accordance with the procedures of the Promissory Note System (“NOTA”), operated by the CETIP.

4.3. If the CVM does not grant Automatic Registry, the terms and conditions of this present Issue shall remain in force, but the period of 5 (five) days referred to in item 4.2 shall be replaced by the periods referred to by CVM Instruction 134, and the term “Automatic Registry” shall be replaced by “Registry”, which shall have the following meaning: “concession of registry of the issue by the CVM”.

4.4. Subject to compliance with the applicable regulations, the Lead Manager shall carry out the public distribution of the Promissory Notes, in such a way as to ensure: (i) that the treatment given to investors is fair and equitable; and (ii) the investment is adapted to the risk profile of its clients.

4.5 In accordance with the option provided for in Article 1 of CVM Instruction 155 of August 7, 1991, for the purposes of this Issue no prospectus nor any advertising material intended for public disclosure shall be used, other than this Announcements of Commencement and Closing of the Distribution and the Summary of Information on the Issue as specified in Appendix I of CVM Instruction 155.

5. LOCATIONS FOR ACQUISITION OF THE SECURITIES

Those interested in acquiring the Securities may contact the Lead Manager of the Offering at the following address:

7

BB Banco de Investimento S.A.
Rua Senador Dantas, 105 – 36th Floor
Rio de Janeiro - RJ
Att: Sra. Marília de Oliveira Carmo
Telephone: (21) 3808-3556
Fax: (21) 3808-3239
Email: marilia@bb.com.br/gemec@bb.com.br

6. ADDITIONAL INFORMATION

A full presentation of the details of this Offering is available on the web pages of the Lead Manager (www.bb.com.br), the Issuer ( www.cemig.com.br), the CVM (www.cvm.gov.br) and Cetip ( www.cetip.com.br).

For more information in relation to the Offering and the Securities interested parties should visit the head office of the Lead Manager at the address indicated in item 5 above, or at the CVM, at the CETIP or at the head office of the Issuer, at the addresses indicated below:

CVM (Comissão de Valores Mobiliários –
Brazilian Securities Commission)	Rua Cincinato Braga, 340 – 2nd, 3rd and 4th Floors
Rua Sete de Setembro 111, 5th Floor	São Paulo – SP
Rio de Janeiro – RJ

CETIP (Câmara de Csutódia e Liquidação - Custody and Settlement Chamber)
Rua Líbero Badaró, 425, 24th Floor
01009-000 – São Paulo - SP
www.cetip.com.br

Headquarters of the Issuer:

Cemig Geração e Transmissão S.A.
Av. Barbacena, 1200, 12th Floor, B1 Wing, Bairro Santo Agostinho
Belo Horizonte, Minas Gerais, Brazil
Att: Cristiano Corrêa de Barros

8

Telephone: (31) 3299-4810
Fax: (31) 3299-3790
Email: cbarros@cemig.com.br

Date of commencement of the Offering: 5 (five) business days after the publication of this Commencement Announcement, that is to say on July 26, 2006, as stated in item 4.2.  The application for registry with the CVM was made on July 14, 2006, in accordance with Article 3 of CVM Instruction 429 of March 22, 2006.

The registration of this distribution with the Securities Commission (CVM) aims only to guarantee access to the information that will be given by the Issuer at the request of the subscribers in the location mentioned in this notice, and does not constitute a guarantee by the CVM of the truthfulness of the information, nor any judgment in relation to the quality of the Issuing Company or in relation to the Securities to be distributed.

This public offering was prepared in accordance with the Self-Regulation Code of ANBID for Public Offerings for Distribution and Acquisition of Securities, approved by a General Assembly of ANBID, and which is an integral part of the Minutes registered with the Fourth Notary’s Office for Registry of Legal Entities of the City of São Paulo, São Paulo State, under number 510718, and this present Public Offering thus meets the minimum standards of information contained in the code, and ANBID shall not have any responsibility for the said information, nor for the quality of the Issuer, the Offering Parties, the participation institutions or the Securities that are the subject of the Public Offering.

9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: August 8, 2006